UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF DECEMBER 2010
COMMISSION FILE NUMBER 333-04906

SK Telecom Co., Ltd.
(Translation of registrant’s name into English)
11, Euljiro2-ga, Jung-gu
Seoul 100-999, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☐       Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-__________
QUARTERLY BUSINESS REPORT
(From January 1, 2010 to September 30, 2010)
THIS IS A SUMMARY OF THE QUARTERLY BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION.
IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.
UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A NON-CONSOLIDATED BASIS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN KOREA, OR KOREAN GAAP, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I. COMPANY OVERVIEW
1. Company Overview
A. Corporate Legal Business Name: SK Telecom Co., Ltd. (The “Company”)
B. Date of Incorporation: March 29, 1984
C. Location of Headquarters
(1) Address: 11 Euljiro 2-ga, Jung-gu, Seoul, Korea
(2) Phone: +82-2-6100-2114
(3) Website: http://www.sktelecom.com
D. Corporate Purpose of the Company
Business Objectives
1. Information and communication business
2. Handset sales and lease business
3. New media business
4. Advertisement business
5. Communication sales business
6. Real estate business(development, maintenance, leasing, etc.) and chattel leasing business
7. Research and technology development related to Clause 1 through 4
8. Overseas business and trading business related to Clause 1 through 4
9. Manufacturing and distribution business related to Clause 1 through 4
10. Tourism
11. Electronic financial business
12. Motion picture business (Production, Importation, Distribution, Screening)
13. Lifetime education and lifetime educational facilities management
14. Electric related construction business
15. Information and communication related work business
16. Ubiquitous city construction and service business
17. Any business or undertaking incidental or conducive to the attainment of the objects above

E. Credit Ratings
(1) Corporate Bonds

Credit rating entity
Credit rating date	Subject of rating	Credit rating	(Credit rating range)	Rating classification
May 29, 2007	Corporate bond	AAA	Korea Ratings	Regular rating

June 14, 2007	Corporate bond	AAA	Korea Information Services, Inc.	Regular rating

June 27, 2007	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating

November 5, 2007	Corporate bond	AAA	Korea Ratings	Current rating

November 5, 2007	Corporate bond	AAA	Korea Information Services, Inc.	Current rating

November 5, 2007	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating

February 20, 2008	Corporate bond	AAA	Korea Ratings	Current rating

February 21, 2008	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating

February 21, 2008	Corporate bond	AAA	Korea Information Services, Inc.	Current rating

June 3, 2008	Corporate bond	AAA	Korea Ratings	Regular rating

June 17, 2008	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating

June 30, 2008	Corporate bond	AAA	Korea Information Services, Inc.	Regular rating

October 20, 2008	Corporate bond	AAA	Korea Ratings	Current rating

October 20, 2008	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating

October 20, 2008	Corporate bond	AAA	Korea Information Services, Inc.	Current rating

January 13, 2009	Corporate bond	AAA	Korea Ratings	Current rating

January 13, 2009	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating

January 13, 2009	Corporate bond	AAA	Korea Information Services, Inc.	Current rating

February 23, 2009	Corporate bond	AAA	Korea Ratings	Current rating

February 23, 2009	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating

February 23, 2009	Corporate bond	AAA	Korea Information Services, Inc.	Current rating

June 24, 2009	Corporate bond	AAA	Korea Information Services, Inc.	Regular rating

June 26, 2009	Corporate bond	AAA	Korea Ratings	Regular rating

June 30, 2009	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating

June 22, 2010	Corporate bond	AAA	Korea Ratings	Regular rating

June 29, 2010	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating

June 29, 2010	Corporate bond	AAA	NICE Investors Service Co, Ltd.	Regular rating

*	Rating definition: “AAA” — The certainty of principal and interest payment is at the highest level with extremely low investment risk, and is stable in that there is no influence of any environmental change under reasonable expectation conditions.
(2) Commercial Paper (“CP”)

			Credit rating entity	Rating
Credit rating date	Subject of rating	Credit rating	(Credit rating range)	classification
May 29, 2007	CP	A1	Korea Ratings	Current rating

June 14, 2007	CP	A1	Korea Information Services, Inc.	Current rating

June 27, 2007	CP	A1	Korea Investors Service, Inc.	Current rating

November 5, 2007	CP	A1	Korea Ratings	Regular rating

November 5, 2007	CP	A1	Korea Information Services, Inc.	Regular rating

November 5, 2007	CP	A1	Korea Investors Service, Inc.	Regular rating

June 3, 2008	CP	A1	Korea Ratings	Current rating

June 16, 2008	CP	A1	Korea Information Services, Inc.	Current rating

June 17, 2008	CP	A1	Korea Investors Service, Inc.	Current rating

October 20, 2008	CP	A1	Korea Ratings	Regular rating

October 20, 2008	CP	A1	Korea Investors Service, Inc.	Regular rating

October 20, 2008	CP	A1	Korea Information Services, Inc.	Regular rating

June 24, 2009	CP	A1	Korea Information Services, Inc.	Current rating

June 26, 2009	CP	A1	Korea Ratings	Current rating

June 30, 2009	CP	A1	Korea Investors Service, Inc.	Current rating

December 15, 2009	CP	A1	Korea Ratings	Regular rating

December 30, 2009	CP	A1	Korea Investors Service, Inc.	Regular rating

December 30, 2009	CP	A1	Korea Information Services, Inc.	Regular rating

June 22, 2010	CP	A1	Korea Ratings	Current rating

June 29, 2010	CP	A1	Korea Investors Service, Inc.	Current rating

June 29, 2010	CP	A1	NICE Investors Service Co, Ltd.	Current rating

*	Rating definition: “A1” — Timely repayment capability is at the highest level with extremely low investment risk, and is stable in that there is no influence of any environmental change under reasonable expectation conditions.

(3) International Credit Ratings

		Credit rating	Credit rating company
Date of credit rating	Subject of rating	of securities	(Credit rating range)	Rating type
July 9, 2007	Global Bonds	A	Fitch (England)	Current rating

July 9, 2007	Global Bonds	A2	Moody’s (U.S.A.)	Current rating

July 9, 2007	Global Bonds	A	S&P (U.S.A.)	Current rating

April 7, 2009	Offshore Convertible Bonds	A	Fitch (England)	Current rating

April 7, 2009	Offshore Convertible Bonds	A2	Moody’s (U.S.A.)	Current rating

April 7, 2009	Offshore Convertible Bonds	A	S&P (U.S.A.)	Current rating
2. Company History
A. Location of Headquarters
- 22 Dohwa-dong, Mapo-gu, Seoul (July 11, 1988)
- 16-49 Hangang-ro 3-ga, Yongsan-gu, Seoul (November 19, 1991)
- 267 Namdaemun-ro 5-ga, Jung-gu, Seoul (June 14, 1995)
- 99 Seorin-dong, Jongro-gu, Seoul (December 20, 1999)
- 11 Euljiro 2-ga, Jung-gu, Seoul (December 13, 2004)
B. Significant Changes in Management
At the 26th General Shareholders’ Meeting held on March 12, 2010, Cho, Ki Haeng was elected as an inside director, Chung, Jay Young was elected as a member of the audit committee and Shim, Dal Sup was re-elected as an independent director while Sung Min Ha resigned from the Board on March 12.
C. Other Important Matters related to Management Activities
(1) SK C&C stock sale
On October 8, 2010, the Company sold 2,450,000 shares of SK C&C Co., Ltd. (“SK C&C”) out of 4,500,000 shares of SK C&C previously held, through an over-the-counter market transaction, at a price of Won 83,000 per share (total sales price of Won 203,350 million). After the sale, the Company’s ownership interest in SK C&C decreased to 4.1% from 9%.

3. Total Number of Shares
A. Total number of shares

(As of November 15, 2010)	(Unit: shares)

	Share type
Classification	Common shares	—	Total	Remarks
I. Total number of authorized shares	220,000,000	—	220,000,000	—
II. Total number of shares issued to date	89,278,946	—	89,278,946	—
III. Total number of shares retired to date	8,533,235	—	8,533,235	—
a. reduction of capital	—	—	—	—
b. retirement with profit	8,533,235	—	8,533,235	—
c. redemption of redeemable shares	—	—	—	—
d. others	—	—	—	—
IV. Total number of shares (II-III)	80,745,711	—	80,745,711	—
V. Number of treasury shares	9,650,712	—	9,650,712	—
VI. Number of shares outstanding (IV-V)	71,094,999	—	71,094,999	—
On July 22, 2010, the Company publicly disclosed its decision to acquire shares of treasury stock. The Company acquired 1,250,000 shares of its common stock on KRX from July 26, 2010 through October 20, 2010. Please refer to the result of treasury stock acquisition disclosed on October 21, 2010 through the Korean Financial Supervisory Service.
B. Treasury Stock
     (1) Acquisitions and Dispositions of Treasury Stocks

(As of November 15, 2010)	(Unit: Shares)

			At the beginning of		Changes
Acquisition methods		Type of shares	period		Acquired (+)	Disposed (-)	Retired (-)	At the end of period		Remarks
Direct acquisition	pursuant to Article 165-2 of the Financial Investment Services and Capital Markets Act of Korea (“FSCMA”)
		Common shares	8,322,738		1,250,000	—	—	9,572,738		—
		Preferred shares	—		—	—	—	—		—
	based on reasons other than those stipulated in Article 165-2 of the FSCMA	Common shares	77,974		—	—	—	77,974
		Preferred shares	—		—	—	—	—		—
Sub-total		Common shares	8,400,712	*	1,250,000	—	—	9,650,712	*	—
		Preferred shares	—		—	—	—	—		—
Indirect acquisition through trust and other agreements		Common shares			—	—	—			—
		Preferred shares	—		—	—	—	—		—
Total		Common shares	8,400,712		1,250,000	—	—	9,650,712		—
		Preferred shares	—		—	—	—	—		—

*	Among 9,650,712 shares directly acquired by the Company, 1,999,997 shares were deposited with the Korea Securities Depository as of September 30, 2010 for issuance upon conversion of the overseas convertible bonds.

On July 22, 2010, the Company publicly disclosed its decision to acquire shares of treasury stock. The Company acquired 1,250,000 shares of its common stock on KRX from July 26, 2010 through October 20, 2010. Please refer to the result of treasury stock acquisition disclosed on October 21, 2010 through the Korean Financial Supervisory Service.
In addition, due to the termination of trust agreements for acquisition of treasury stock, the Company directly holds shares of treasury stock that it acquired through trust agreements. For more information, please refer to the reports on termination of trust agreements previously disclosed between October 26, 2010 and November 3, 2010 through the Korean Financial Supervisory Service.
     (2) Retirement of Treasury Stock
(Unit: in millions of Won, Shares)

			Quantity	Monetary Amount
			Retired	Retired	Acquisition Period
Retired Date	Retirement Purpose	Type of Share	(shares)	(in millions of Won)	of Retired Shares	Remarks
—	—	—	—	—	—	—
	Total	Common	—	—	—	—
		Preferred	—	—	—	—
     (3) Execution of Trust Agreements relating to Treasury Stocks, Etc. (As of November 15, 2010)

(Amounts: in millions of Won)

	At Start of Period		Executed (+)		Cancelled (-)		At End of Period
Category	Amount	No. of Transactions	Amount	No. of Transactions	Amount	No. of Transactions	Amount	No. of Transactions	Remark
Specified Money Trust	982,000	4	—	—	—	—	—	—
Trust Contracts with Asset Management Companies	—	—	—	—	—	—	—	—	—
Acquisition Contracts with Investment Companies	—	—	—	—	—	—	—	—
Total	982,000	4	—	—	—	—	—	—	—
     4. Status of Voting Rights

(As of November 15, 2010)	(Unit: shares)

Classification		Number of shares	Remarks
Total shares (A)	Common share	80,745,711	—
	Preferred share	—
Number of shares without voting rights (B)	Common share	9,650,712	Treasury shares
	Preferred share	—
Shares with restricted voting rights under the Korean law (C)	—	—	—
Shares with reestablished voting rights (D)	—	—	—
The number of shares with exercisable voting right s (E = A — B — C + D)	Common share	71,094,999	—
	Preferred share	—

     5. Dividends and Others
     A. Dividends
(1)	Distribution of cash dividends was approved during the 24th General Meeting of Shareholders held on March 14, 2008.

-	Distribution of cash dividends per share Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.

(2)	Distribution of interim dividends of Won 1,000 was approved during the 295th Board of Directors’ Meeting on July 18, 2008.

(3)	Distribution of cash dividends was approved during the 25th General Meeting of Shareholders held on March 13, 2009.

-	Distribution of cash dividends per share of Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.

(4)	Distribution of interim dividends of Won 1,000 was approved during the 305th Board of Directors’ Meeting on July 23, 2009.

(5)	Distribution of cash dividends was approved during the 26th General Meeting of Shareholders held on March 12, 2010.

-	Distribution of cash dividends per share of Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.

(6)	Distribution of interim dividends of Won 1,000 was approved during the 318th Board of Directors’ Meeting on July 22, 2010.
     B. Dividends for the Last 3 Fiscal Years
(Unit: in millions of Won, except per share value)

	As of and for the	As of and for the	As of and for the
	nine months ended	year ended December	year ended December
Classification	September 30, 2010	31, 2009	31, 2008
Par value per share (Won)	500	500	500
Net income	1,049,609	1,288,340	1,277,658
Net income per share (Won)	14,534	17,808	17,559
Total cash dividend	72,345	680,043	681,996
Total stock dividends	—	—	—
Percentage of cash dividend to available income (%)	6.9	52.8	53.4

		As of and for the	As of and for the	As of and for the
		nine months ended	year ended December	year ended December
Classification		September 30, 2010	31, 2009	31, 2008
Cash dividend yield ratio (%)	Common share	0.6	5.6	4.5
	Preferred share	—	—	—
Stock dividend yield ratio (%)	Common share	—	—	—
	Preferred share	—	—	—
Cash dividend per share (Won)	Common share	1,000	9,400	9,400
	Preferred share	—	—	—
Stock dividend per share (share)	Common share	—	—	—
	Preferred share	—	—	—

*	Total cash dividend of Won 681,996 million for the year ended December 31, 2008 includes the total interim dividend amount of Won 72,793 million, and the cash dividend amount per share of Won 9,400 includes the interim cash dividend amount of Won 1,000.

*	Total cash dividend of Won 680,043 million for the year ended December 31, 2009 includes the total interim dividend amount of Won 72,345 million, and the cash dividend amount per share of Won 9,400 includes the interim cash dividend amount of Won 1,000.

*	Total interim cash dividend paid out for the nine months ended September 30, 2010 was Won 72,345 million, or Won 1,000 per share.

II. BUSINESS
1. Business Overview
A. Industry Characteristics
As of September 30, 2010, the number of domestic mobile phone subscribers reached 50.21 million and, with more than 100% penetration rate, the Korean mobile communication market can be considered to have reached its maturation stage. However, the penetration rate is expected to increase further due to increased use of mobile phones by corporate users resulting from the rapid growth of smart phone markets, as well as the increasing popularity of high-tech mobile devices based on wireless data services such as tablet PC.
The Korean mobile communications market continues to improve in the quality of services with the help of advances in network-related technology evidenced by the world’s first commercialization of CDMA2000 1x, CDMA 1x EV-DO, and the development of highly advanced handsets, including various smart phones, that enable the provision of convergence services for multimedia contents, mobile commerce, telematics, satellite Digital Multimedia Broadcasting (“DMB”), digital home services, connected workforce services and other related services. In addition, through HSPA+ network commercialized in October 2010 and the LTE network expected to be introduced from the next year, the “industry productivity enhancement” (“IPE”) business directly resulting in the enhancement of productivity, such as the corporate “connected workforce” business, is expected to grow rapidly.
B. Growth Potential
(Unit: 1,000 persons)

		As of
		September	As of December 31,
Classification		30, 2010	2009	2008	2007	2006
Number of subscribers	SK Telecom	25,445	24,270	23,032	21,968	20,271
	Others (KT, LGU+)	24,765	23,675	22,575	21,529	19,926
	Total	50,210	47,944	45,607	43,497	40,197
(Source: Korea Communications Commission website)

C. Domestic and Overseas Market Conditions
The Korean mobile communication market includes the entire population of Korea with mobile communication service needs, and almost every Korean is considered a potential user. Although demand has primarily been in the domestic market, as the business territory expands to overseas market, the size of overseas sales is expected to grow in the near future. In addition, sales revenue related to data services is expected to increase due to the increasing popularity of smart phones and wireless Internet. Business-to-business segment that creates added values by adding additional solutions and applications is also growing. Seasonal and economic fluctuations have much less impact on the Korean mobile communication market compared to other industries.
Historical market share of the Company:
(Unit: %)

	As of
	September 30,	As of December 31,
Classification	2010	2009	2008	2007
Mobile communication services	50.7	50.6	50.5	50.5
Comparative market share:

(As of September 30, 2010)	(Unit: %)

Classification	SK Telecom	KT	LG U+
Market share	50.7	31.5	17.8
(Source: Korea Communications Commission website)
D. Business Overview and Competitive Strengths
The Company’s revenue in the nine months ended September 30, 2010 amounted to Won 9,287.6 billion, an increase of Won 286.5 billion compared to the corresponding period of 2009. This increase in revenue was meaningful since it was achieved despite a number of negative factors, including the charging of voice calls on a per-second basis from March 2010, the reduction of sign-up fees by 28% from December 2009 and the expansion of various discount plans. Operating income in the nine months ended September 30, 2010 amounted to Won 1,581.9 billion, which was lower than the corresponding period of 2009, due among others to the increase in marketing and depreciation expenses. In the third quarter of 2010, however, the Company achieved meaningful business performance such as securing 2.5 million smart phone subscribers as of September 30, 2010. Net income in the nine months ended September 30, 2010 amounted to Won 1,049.6 billion, which slightly increased from the corresponding period of 2009.

The Company will comply with the guideline set by the Korea Communications Commission that limits marketing expenses of mobile communication business operators to stabilize the competition in the mobile service markets, while maintaining its competitive advantage based on fundamental strengths deriving from handsets, price plans, networks and contents. In addition, the “Galaxy S” handset introduced in the end of June 2010 has acquired over 1,200,000 subscribers as of the end of September due to the Company’s marketing superiority. It reconfirmed the competitive edge of the Company in the field of smart phones. Wide penetration of smart phones has led to the vitalization of the Company’s T-Store, which has grown rapidly in the numbers of subscribers, contents and downloads, enhancing the Company’s competitiveness in the wireless data market.
As of September 30, 2010, the Company reached a subscriber number of approximately 25,450,000 and a 50.7% market share of the wireless market in Korea in terms of the number of subscribers. The Company plans to establish its leadership among users of smart phones by introducing various mobile platforms and streamlining the subscription process and pricing structures to enable subscribers to easily access their mobile content from multiple devices. The Company also plans to maintain its leadership in wireless internet market by providing innovative user interface for content access and through investment in data networks, network sharing and support of the content production.
In 2010, the Company intends to continue its efforts to seek growth in business-to-business markets, such as “industry productivity enhancement” (“IPE”) business in domestic and foreign markets. As IPE business creates added values by adding additional solutions and applications to the existing infrastructure, it is more cost effective compared to traditional business-to-business model. The Company’s business-to-business sales in the third quarter of 2010 increased meaningfully from the same period of 2009.
The Company will also continue its efforts to become a global leader in information and communication technology. It plans to actively respond to secular changes such as the growing popularity of smart phones and wireless Internet, as well as gaining competitive strengths in the IPE business. In particular, the Company intends to pursue opportunities to grow the wireless broadband and IPE businesses in Korea and abroad. In case of overseas businesses, the Company will maintain its disciplined approach under its “Start Small Scale Fast” principle.

2. Major Products & Services
A. Updates on Major Products and Services
(Unit: in millions of Won, %)

Business fields	Sales type	Item	Specific Usage	Major trademarks	Sales amount (ratio)
Information and communication	Services	Mobile communication	Mobile Phone	NATE, T store and others	8,970,696(96.6%)
—	—	Others	—	Others	316,869(3.4%)
B. Price Fluctuation Trend of Major Products and Services
Previously, based on the Company’s Basic Plan for monthly subscription, the basic service fee was Won 13,000 per month and the usage fee was Won 20 per 10 seconds and based on the Company’s Standard Plan, basic service fee was Won 12,000 per month and the usage fee was Won 18 per 10 seconds. As of September 30, 2010, based on the Company’s Standard Plan, basic service fee is Won 12,000 per month and the usage fee is Won 1.8 per 1 second.
3. Investment Status
A. Investment in Progress
(Unit: in 100 millions of Won)

		Investment	Subject of			Amount already	Future
Business field	Classification	period	investment	Investment effect	Total investments	invested	investment
Network/Common	Upgrade/New installation	2010	Network, systems and others	Capacity increase and quality improvement; systems improvement	To be determined	8,609	To be determined
Total				—	To be determined	8,609	To be determined

B. Future Investment Plan
(Unit: in 100 millions of Won)

	Expected investment amount		Expected investment for each year
Business field	Asset type	Amount	2010	2011	2012	Investment effect
Network/Common	Network, systems and others	18,500	18,500	To be determined	To be determined	Upgrades to the existing services and provision of new services

Total		18,500	18,500	To be determined	To be determined	Upgrades to the existing services and provision of new services
4. Revenues
(Unit: in millions of Won)

				Nine Months ended
Business field	Sales type	Item		September 30, 2010	2009	2008
Information and communication	Services	Mobile communication	Export	—	—	—
			Domestic	8,970,696	11,820,202	11,492,832
			Subtotal	8,970,696	11,820,202	11,492,832
	—	Others	Export	540	2,339	5,855
			Domestic	316,329	278,643	175,975
			Subtotal	316,869	280,982	181,830
Total			Export	540	2,339	5,855
			Domestic	9,287,025	12,098,845	11,668,807
			Total	9,287,565	12,101,184	11,674,662
5. Derivative Transactions
In order to hedge risks related to fluctuations in currency exchange rates and interest rates, the Company enters into currency swap contracts and interest rate swap contracts. The gain or loss generated from the derivatives contracts is recognized as the gains/losses for the current period or other comprehensive income/loss, in accordance with Korean GAAP. Fair value of the Company’s derivatives is calculated using the Company’s valuation models. In accordance with the derivatives contracts, the Company’s estimated gain/loss on the date of expiration is zero.

A. Currency Swap
(1) Purpose of Contracts: Hedging of risks related to fluctuations in currency exchange rates and interest rates
(2) Contract Terms
- Currency swap contract applying cash flow risk hedge accounting
The Company has entered into a currency swap contract with three banks including Citibank in order to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds (face amounts totaling US $300,000,000) issued on April 1, 2004. As of September 30, 2010, in connection with the unsettled foreign currency swap contract to which the cash flow risk hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to Won 2,514,726,000 (excluding tax effect totaling Won 1,250,328,000 and foreign exchange translation gain arising from unguaranteed U.S. dollar denominated bonds totaling Won 2,115,203,000) was accounted for as accumulated other comprehensive loss.
In addition, the Company has entered into a currency and interest rate swap contract with Credit Agricole Corporate & Investment Bank to hedge the foreign currency risk and the interest rate risk of U.S. dollar denominated floating rate long-term borrowings with face amounts totaling US$100,000,000 borrowed on October 10, 2006. As of September 30, 2010, in connection with this unsettled currency and interest rate swap contract, an accumulated loss on valuation of derivatives amounting to Won 5,672,745,000 (excluding tax effect totaling Won 1,158,147,000 and foreign exchange translation loss arising from U.S. dollar denominated long-term borrowings totaling Won 19,400 million) was accounted for as accumulated other comprehensive loss.
In addition, the Company has entered into a currency and interest rate swap contract with two banks including HSBC in order to hedge the foreign currency risk and the interest rate risk of unguaranteed Japanese yen denominated bonds (56-2) with face amounts totaling JPY 12,500,000,000 issued on November 13, 2007. As of September 30, 2010, in connection with this unsettled currency and interest rate swap contracts, an accumulated gain on valuation of derivatives amounting to Won 111,789,000 (excluding tax effect totaling Won 1,495,114,000 and foreign exchange translation loss arising from unguaranteed Japanese yen denominated bonds totaling Won 66,367,029,000) was accounted for as accumulated other comprehensive loss.
In addition, the Company has entered into a currency and interest rate swap contract with two banks including DBS in order to hedge the foreign currency risk and interest rate risk of U.S. dollar denominated floating rate bonds with face amounts totaling US$150,000,000 issued on November 20, 2008. As of September 30, 2010, in connection with this unsettled currency and interest rate swap contract, an accumulated gain on valuation of derivatives amounting to Won 4,991,237,000 (excluding tax effect totaling Won 1,407,810,000 and foreign exchange translation gain arising from U.S. dollar denominated bonds totaling Won 45,794,432,000) was accounted for as accumulated other comprehensive gain.
In addition, the Company has entered into a currency and interest rate swap contract with Mizuho Corporate Bank in order to hedge the foreign currency risk and the interest rate risk of unguaranteed Japanese yen denominated bonds (59-2) with face amounts totaling JPY 3,000,000,000 issued on January 22, 2009. As of September 30, 2010, in connection with this unsettled currency and interest rate swap contract, an accumulated gain on valuation of derivatives amounting to Won 2,122,694,000 (excluding tax effect totaling Won 598,708,000 and foreign exchange translation gain arising from unguaranteed Japanese yen denominated bonds totaling Won 5,230,449,000) was accounted for as accumulated other comprehensive gain.
In addition, the Company has entered into a currency and interest rate swap contract with The Bank of Tokyo-Mitsubishi in order to hedge the foreign currency risk and the interest rate risk of unguaranteed Japanese yen denominated bonds (60-2) with face amounts totaling JPY 5,000,000,000 issued on March 5, 2009. As of September 30, 2010, in connection with this unsettled currency and interest rate swap contract, an accumulated gain on valuation of derivatives amounting to Won 619,337,000 (excluding tax effect totaling Won 174,685,000 and foreign exchange translation gain arising from unguaranteed Japanese yen denominated bonds totaling Won 10,444,072,000) was accounted for as accumulated other comprehensive gain.
In addition, the Company has entered into a currency swap contract with six banks including Morgan Stanley to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds (with face amounts totaling US$400,000,000) issued on July 20, 2007, and has applied cash flow risk hedge accounting to this foreign currency swap contract starting from May 12, 2010. Accordingly, as of September 30, 2010, in connection with this unsettled foreign currency swap contract, an accumulated gain on valuation of currency swap of Won 549,322,000 that has accrued since May 12, 2010 (excluding tax effect totaling Won 154,937,000 and foreign exchange translation gain arising from unguaranteed U.S. dollar denominated bonds totaling Won 709,276,000) was accounted for as accumulated other comprehensive gain. Meanwhile, a loss on valuation of currency swap of Won 17,527,578,000 incurred prior to the date of applying cash flow risk hedge accounting in the first half of 2010 and a loss on valuation of currency swap of Won 64,533,708,000 for the first half of 2009, respectively, were charged to current operations.

B. Interest Rate Swap
(1) Purpose of Contracts: Hedging of risks related to fluctuations in interest rates
(2) Contract Terms
- Interest rate swap contract to which the cash flow risk hedge accounting is applied:
The Company has entered into an interest rate swap contract with three banks including Nonghyup Bank in order to hedge the interest rate risk of long-term borrowings (totaling Won 500 billion) during the period between July 28, 2008 and August 12, 2011. As of September 30, 2010, in connection with unsettled interest rate swap contract to which the cash flow risk hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to Won 8,517,223,000 (excluding tax effect totaling Won 2,719,219,000) was accounted for as accumulated other comprehensive loss.
- Interest rate swap contract to which the hedge accounting is not applied
The Company has entered into an interest rate swap contract with two banks including DBS in order to hedge the interest rate risk of floating rate foreign currency bonds with face amounts totaling US$220,000,000 issued on April 29, 2009. In connection with this unsettled interest rate swap contract, losses on valuation of interest rate swap of Won 3,278,531,000 and Won 4,123,478,000 for the nine months ended September 30, 2010 and September 30, 2009, respectively, were charged to current operations.
6. Major Contracts

			Completion	Contract	Contract Amount
Category	Vendor	Start Date	Date	Title	(Won 100M)
Construction	SK E&C	January 1, 2010	December 31, 2010	2010 Cell Site Facility Construction (Seoul Area)	855
	SK E&C	January 1, 2010	December 31, 2010	2010 RF Relay Facility Construction (Seoul Area)	483
	SK E&C	January 1, 2010	December 31, 2010	2010 N/W Facility Construction (Daegu SORO)	175

Service	SK C&C	January 1, 2010	December 31, 2010	2010 IT SM Contract	2,010
	TU Media, Ltd.	January 1, 2010	December 31, 2010	2010 Satellite DMB Collaboration Contract	916
	SK Marketing & Company	January 1, 2010	December 31, 2010	2010 Membership Collaboration Program	692

Product/Equipment	SK Telesys	March 12, 2010	December 24, 2010	2010 1st Optical Relay Facility Investment	314
	SK Telesys	March 12, 2010	December 24, 2010	2010 1st RF Relay Facility Investment	297
	SK Telesys	September 6, 2010	December 24, 2010	2010 3rd Optical Relay Facility Investment	215

			Subtotal		5,957

*	Top three contracts in each category (excluding value-added tax).

7. R&D Investments
(Unit: in millions of Won)

		For the nine months
		ended September 30,	For the year ended	For the year ended
Category		2010	December 31, 2009	December 31, 2008	Remarks
Raw material		30	55	89	—
Labor		31,844	47,183	38,063	—
Depreciation		105,291	134,201	138,512	—
Commissioned service		45,021	69,750	85,837	—
Others		34,538	39,593	34,540	—
Total R&D costs		216,724	290,782	297,040	—
Accounting	Sales and administrative expenses	215,370	288,997	293,443	—
Development expenses (Intangible assets)		1,354	1,785	3,597	—
R&D cost / sales amount ratio (Total R&D costs / Current sales amount×100)		2.33%	2.40%	2.54%
8. Other information relating to investment decisions
A. Trademark Policies
The Company manages its corporate brand and other product brands such as “T” in a comprehensive way to protect and increase their value.
The Company’s ‘Brand Management Council’ in charge of overseeing its systematic corporate branding operates full time to execute decisions involving major brands and operates ‘Brandnet’, an intranet system to manage corporate brands which provides solutions including licensing of the brands and downloading of the Company logos.
B. Business-related Intellectual Properties
The Company owns intellectual property rights to the design of alphabet “T”. The rights are based on domestic trademark laws and the Company has proprietary and exclusive use of the trademark for 10 years and the rights are renewable. The designed alphabet “T” is registered in all business categories for trademarks (total of 45) and is being used as the primary brand of the Company.

III. FINANCIAL INFORMATION
1.	Summary Financial Information (Non-consolidated)
(Unit: in millions of Won)

	As of and for the
	nine months ended	As of and for the year ended December 31,
Classification / Fiscal Year	September 30, 2010	2009	2008	2007	2006
Current assets	5,651,983	4,983,052	3,990,503	4,094,059	4,189,325
• Quick assets	5,636,356	4,960,396	3,976,576	4,075,378	4,172,887
• Inventory	15,627	22,656	13,927	18,681	16,438
Non-current assets	13,681,876	14,314,581	14,626,992	14,038,451	11,624,728
• Investments	4,991,915	5,107,653	5,668,127	5,940,045	3,547,942
• Property and Equipment	4,824,989	5,196,521	4,698,214	4,594,413	4,418,112
• Intangible assets	2,408,303	2,665,936	2,941,592	3,174,942	3,405,158
• Other non-current assets	1,456,669	1,344,471	1,319,059	329,051	253,516

Total assets	19,333,859	19,297,633	18,617,495	18,132,510	15,814,053

Current liabilities	4,385,172	3,294,633	3,412,490	2,484,548	2,985,620
Non-current liabilities	3,525,009	4,761,550	4,475,998	4,221,016	3,522,006

Total liabilities	7,910,181	8,056,183	7,888,488	6,705,564	6,507,626

Capital	44,639	44,639	44,639	44,639	44,639
Capital surplus	3,033,287	3,032,009	2,957,095	2,954,829	2,962,699
Capital adjustment	(-)2,861,173	(-)2,708,407	(-)2,147,530	(-)2,072,486	(-)2,019,568
Other Cumulative Profit and Loss	878,068	913,919	373,784	1,594,099	473,904
Retained earnings	10,328,856	9,959,290	9,501,018	8,905,865	7,844,753

Total stockholders’ equity	11,423,679	11,241,450	10,729,007	11,426,946	9,306,427

Sales	9,287,565	12,101,184	11,674,662	11,285,900	10,650,952
Operating Income (or Loss)	1,581,855	2,179,337	2,059,896	2,171,543	2,584,370
Income (or Loss) from continuing operation	1,049,609	1,288,340	1,277,658	1,642,451	1,446,598
Current Period’s Net Income (or Loss)	1,049,609	1,288,340	1,277,658	1,642,451	1,446,598

(Unit: Won)

	For the nine
	months ended	For the year ended December 31,
Classification / Fiscal Year	September 30, 2010	2009	2008	2007	2006
Earnings per share	14,534	17,808	17,559	22,607	19,734
Diluted earnings per share	14,315	17,599	17,395	22,289	19,458

2.	Summary Financial Information (Consolidated)
(Unit: in millions of Won)

	As of and for the year ended December 31,
Classification / Fiscal Year	2009	2008	2007	2006	2005
Current assets	6,370,631	5,422,447	4,813,072	4,663,962	4,598,580
• Quick assets	6,250,741	5,387,473	4,766,020	4,644,184	4,590,796
• Inventory	119,890	34,974	47,052	19,778	7,784

Non-current assets	16,835,625	17,051,224	14,235,863	11,576,006	10,106,193
• Investments	3,059,902	4,025,429	5,446,711	3,236,783	1,989,934
• Property and Equipment	8,165,879	7,437,689	4,969,353	4,507,335	4,663,369
• Intangible assets	3,992,325	3,978,145	3,433,962	3,518,411	3,452,889
• Other non-current assets	1,617,519	1,609,961	385,836	313,477	—

Total assets	23,206,256	22,473,671	19,048,935	16,239,968	14,704,772

Current liabilities	4,894,936	4,628,821	3,016,874	3,208,416	2,863,373
Non-current liabilities	5,966,695	6,020,410	4,344,428	3,548,464	3,513,860

Total liabilities	10,861,631	10,649,231	7,361,302	6,756,880	6,377,233

Capital	44,639	44,639	44,639	44,639	44,639
Capital surplus	3,031,947	2,958,854	2,956,106	2,950,327	2,954,840
Capital adjustment	-2,746,885	(-)2,159,389	(-)2,072,723	(-)2,019,567	(-)2,048,515
Other Cumulative Profit/Loss	915,306	356,192	1,591,258	490,010	—
Retained earnings	9,909,752	9,448,185	8,914,970	7,847,434	7,267,649

Total stockholders’ equity	12,344,625	11,824,440	19,048,935	9,483,088	8,327,540

Sales	14,555,465	13,995,924	11,863,357	11,027,977	10,721,820
Operating Profit (or Loss)	1,878,544	1,751,227	2,101,955	2,621,132	2,670,616
Profit (or Loss) from continuing operation before tax	1,400,498	1,260,366	2,285,765	2,021,578	2,561,567
Current Period’s Net Profit	1,055,606	972,338	1,562,265	1,449,552	1,868,307
Net income attributable to majority interests	1,247,182	1,215,719	1,648,876	1,451,491	1,872,978
Number of Consolidated Companies	29	35	26	18	17

*	See the attached Korean GAAP Consolidated Financial Statements.

IV. AUDITOR’S OPINION
     1. Auditor

Nine months ended	Year ended December 31,
September 30, 2010	2009	2008
Deloitte Anjin LLC	Deloitte Anjin LLC	Deloitte Anjin LLC
     2. Audit Opinion

Term	Auditor’s opinion	Issues noted
Nine months ended September 30, 2010	—	—
Year ended December 31, 2009	Unqualified	—
Year ended December 31, 2008	Unqualified	—
     3. Remuneration for Independent Auditors for the Past Three Fiscal Years
     A. Audit Contracts
(Unit: in thousands of Won)

Term	Auditors	Contents	Fee	Total hours
Year ended December 31, 2010	Deloitte Anjin LLC	Semi-annual review	1,470,000	16,183
		Quarterly review
		Non-consolidated financial statements audit
		Consolidated financial statements audit
		IFRS-based financial statements review
Year ended December 31, 2009	Deloitte Anjin LLC	Semi-annual review	1,308,356	13,982
		Quarterly review
		Non-consolidated financial statements audit
		Consolidated financial statements audit
Year ended December 31, 2008	Deloitte Anjin LLC	Semi-annual review	1,310,097	13,346
		Quarterly review
		Non-consolidated financial statements audit
		Consolidated financial statements audit

     B. Non-Audit Services Contract with External Auditors
(Unit: in thousands of Won)

Term	Contract date	Service provided	Service duration	Fee
Year ended December 31, 2010	July 20, 2010	Management consulting	4 days	5,000
	July 28, 2010	Tax consulting	15 days	18,000
	July 28, 2010	Tax consulting	5 days	6,600
	July 28, 2010	Tax consulting	30 days	40,000
	July 28, 2010	Tax consulting	20 days	23,100
Year ended December 31, 2009	May 13, 2009	Tax consulting	30 days	40,000
	May 22, 2009	Tax consulting	10 days	10,000
	May 22, 2009	Tax adjustment for fiscal year 2008	20 days	34,000
	May 22, 2009	Review of deferred corporate income tax for 1Q and 2Q	10 days	14,000
	September 14, 2009	Review of quarterly tax adjustments	5 days	7,000
	September 14, 2009	Tax consulting	20 days	20,000
	December 28, 2009	Review of quarterly tax adjustments	5 days	7,000
	December 28, 2009	Tax consulting	10 days	12,000
Year ended December 31, 2008	November 20, 2007	Set up services for agency tax manual	60 days	48,000
	March 3, 2008	Tax adjustment for fiscal year 2007	10 days	33,000
	May 15, 2008	Tax consulting	5 days	7,500
	June 24, 2008	Foreign tax consulting re indirect taxes	4 days	6,000
	August 13, 2008	Tax consulting	10 days	9,400
	November 1, 2008	Tax consulting	4 days	5,000
	November 19, 2008	Tax consulting	10 days	10,800
	November 19, 2008	Review of deferred corporate income tax
		for 1Q and 2Q	10 days	18,000
	December 24, 2008	Review of deferred corporate income tax
		for 3Q	3 days	6,000
	December 24, 2008	Tax consulting	3 days	3,600
	December 24, 2008	Tax consulting	3 days	3,000

     V. MANAGEMENT DISCUSSION AND ANALYSIS
     Not required in quarterly and half year reports under the Korean disclosure rules.
     VI. CORPORATE ORGANIZATION INCLUDING BOARD OF DIRECTORS AND AFFILIATED COMPANIES
     1. Board of Directors
     A. Overview of Board of Directors Composition
The Company’s Board of Directors is comprised of eight members: five independent directors and three inside directors. Within the Board, there are five Committees: Independent Director Nomination Committee, Audit Committee, Compensation Committee, CapEx Review Committee, and Corporate Citizenship Committee.
     B. (1) Significant Activities of the Board of Directors

Meeting	Date	Agenda	Approval
312 nd (the first meeting of 2010)	January 27, 2010	- Financial Statements as of and for the year ended December 31, 2009.	Approved as proposed
		- Annual Business Report as of and for the year ended December 31, 2009	Approved as proposed
- Report for Internal Accounting Management System
- Report for Subsequent Events following 4Q 2009
313 rd (the second meeting of 2010)	February 11, 2010	- Convocation of the 26th Annual General Meeting of Shareholders	Approved as proposed
- Result of Internal Accounting Management System Evaluation

314 th (the third meeting of 2010)	March 12, 2010	- Appointment of Committee Members	Approved as proposed
		- Fund Management Transaction with Affiliated Financial Company (SK Securities)	Approved as proposed
		- Establishment of SPC and Limited Partnership Agreement between SPC and Offshore Private Equity Fund	Approved as proposed

Meeting	Date	Agenda	Approval
315 th (the fourth meeting of 2010)	April 26, 2010	- Establishment of SKT Customer Contact Channel Subsidiary	Approved as proposed
		- Establishment of SKT Cell Site Maintenance Subsidiary	Approved as proposed
		- Business Plan for Joint Venture with Disney	Approved as proposed
		- Acquisition of Additional WCDMA Frequency	Approved as proposed
		- Extension of KIF (Korea IT Fund) Maturity	Approved as proposed
		- Partial Disposition of Shares of IHQ, Inc.	Approved as proposed
- Report for Subsequent Events following 1Q 2010

316th (the fifth meeting of 2010)	May 26, 2010	- Investment in Packet One Networks	Approved as proposed
		- Investment in Harbinger Global Wireless (HGW)	Approved as proposed

317th (the sixth meeting of 2010)	June 24, 2010	- Fund Management Transaction with Affiliated Financial Company (SK Securities)	Approved as proposed
		- Additional investment in network equipment in 2010	Approved as proposed

318th (the seventh meeting of 2010)	July 22, 2010
-   Proposal for Interim Dividend
-   Proposal for acquisition of treasury stock
-   Financial performance during 1H 2010
-   Report for Subsequent Events following 2Q 2010
-   Performance review of compliance program for 1H 2010 and planning for 2H 2010
Approved as proposed Approved as proposed

319th (the eighth meeting of 2010)	September 15, 2010	- Fund Management Transaction with Affiliated Financial Company (SK Securities) - Restructuring of Receivables related to Handset Installment Payment Plans	Approved as proposed

*	The line items that do not show approval are for reporting purpose only.

(2)	Independent Directors’ Activities at the Board of Directors’ Meetings

Independent
Meetings	Dates	Directors Attended	Description
The first meeting of 2010	January 27, 2010	5 / 5	—
The second meeting of 2010	February 11, 2010	5 / 5	—
The third meeting of 2010	March 12, 2010	5 / 5	—
The fourth meeting of 2010	April 26, 2010	5 / 5	—
The fifth meeting of 2010	May 26, 2010	4 / 5	—

Independent
Meetings	Dates	Directors Attended	Description
The sixth meeting of 2010	June 24, 2010	5 / 5	—
The seventh meeting of 2010	July 22, 2010	5 / 5	—
The eighth meeting of 2010	September 15, 2010	5 / 5	—
C. Committees within Board of Directors
     (1) Committee Structure
          a) Independent Director Nomination Committee
(As of November 15, 2010)

Number of Persons	Members		Remarks
	Inside Directors	Independent Directors
4	Man Won Jung, Ki Haeng Cho	Rak Yong Uhm, Jae Ho Cho	—

*	The Independent Director Nomination Committee is a committee established under the provisions of the Articles of Incorporation and Korean Commercial Code.
          b) Audit Committee
(As of November 15, 2010)

Number of Persons	Members		Remarks
	Inside Directors	Independent Directors
4	—	Dal Sup Shim, Hyun Chin Lim, Jay Young Chung, Jae Ho Cho	—

*	The Audit Committee is a committee established under the provisions of the Articles of Incorporation and Korean Commercial Code.
          c) Compensation Review Committee
(As of November 15, 2010)

Number of Persons	Members
	Inside Directors	Independent Directors
5	—	Dal Sup Shim, Rak Yong Uhm, Hyun Chin Lim, Jay Young Chung, Jae Ho Cho

*	The Compensation Review Committee is a committee established by the resolution of the Board of Directors.

          d) Capex Review Committee
(As of November 15, 2010)

Number of Persons	Members
	Inside Directors	Independent Directors	Remarks
4	Ki Haeng Cho	Dal Sup Shim, Rak Yong Uhm, Jay Young Chung	—

*	The Capex Review Committee is a committee established by the resolution of the Board of Directors.
          e) Corporate Citizenship Committee
(As of November 15, 2010)

Number of Persons	Members
	Inside Directors	Independent Directors	Remarks
4	Ki Haeng Cho	Rak Yong Uhm, Hyun Chin Lim, Jay Young Chung	—

*	The Corporate Citizenship Committee is a committee established by the resolution of the Board of Directors.
(2) Activities of the Committees of the Board of Directors (As of November 15, 2010)

Independent Directors
Rak Yong
				Uhm	Jae Ho Cho
				(Attendance:	(Attendance:
				100%)	100%)
Committee Name	Date of Activity	Agenda	Approval	Vote
Independent Director Nomination Committee	February 11, 2010	26th General Meeting of Shareholders: Proposal to nominate an Independent Director Dal Sup Shim	Approved as Proposed	For	For

	April 26, 2010	Election of Chairman of Committee — Man Won Jung	Approved as Proposed	For	For

Independent Directors
				Dal Sup Shim	Rak Yong Uhm	Jay Yung Chung
				(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)
Committee Name	Date of Activity	Agenda	Approval	Vote
CapEx Committee	February 10, 2010	Business plan and pending agenda for major investment	—	—	—	—

	March 11, 2010	Business plan and pending agenda for major investment	—	—	—	—

	April 26, 2010	Election of Chairman of Committee — Rak Yong Uhm	Approved as proposed	For	For	For

	August 24, 2010	Business plan and pending agenda for major investment	—	—	—	—

*	Agendas filled in with hyphens are for reporting purpose only

Independent Directors
				Dal Sup Shim	Rak Yong Uhm	Hyun Chin Lim	Jay Yung Chung	Jae Ho Cho
				(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)
Committee Name	Date of Activity	Agenda	Approval	Vote
Compensation Review Committee	April 26, 2010	Election of Chairman of Committee — Hyun Chin Lim	Approved as proposed	For	For	For	For	For

	July 21, 2010	Committee administration	—	—	—	—	—	—

	October 13, 2010	Committee administration	—	—	—	—	—	—

Independent Directors
				Rak Yong Uhm	Hyun Chin Lim	Jay Yung Chung
				(Attendance: 100%)	(Attendance: 67%)	(Attendance: 100%)
Committee Name	Date of Activity	Agenda	Approval	Vote
Corporate Citizenship Committee	March 12, 2010	Environment Friendly Business Plan	—	—	—	—

		Result of Social Contribution Expenditures	—	—	—	—

		Result and Plan for Win-Win Business Strategy	—	—	—	—

	April 23, 2010	Election of Chairman of Committee — Jay Young Chung	Approved as proposed	For	Absence	For

		Status of Customer Protection	—	—	—	—

		2010 Ethical Management Plan	—	—	—	—

	July 21, 2010	Preparation of Greenhouse Gas Inventory	—	—	—	—

		Operating System for Sustainability Index	—	—	—	—

*	Agendas filled in with hyphens are for reporting purpose only

     D. Directors’ Independence
On February 11, 2010, in the notice of the annual General Meeting of Shareholders, background information on Cho, Ki Haeng, a candidate for inside director, and Shim, Dal Sup and Chung, Jay Young, candidates for independent directors, was publicly disclosed. There was no other nomination by shareholders. For the election of independent directors, the Company has established the Independent Director Nomination Committee, which is currently in operation. In the meeting of the Independent Director Nomination Committee held on February 11, 2010, the Committee nominated the independent director candidates.
     - The Independent Director Nomination Committee. (As of November 15, 2010)

Name	Independent Director	Remarks
Man Won Jung Ki Haeng Cho	No No	o During the 314th meeting of the Board of the Directors held on March 12, 2010, the Independent Director Nomination Committee was established.
Rak Yong Uhm	Yes	o Director Sung Min Ha submitted his resignation on March 12, 2010.
Jae Ho Cho	Yes	o Director Ki Haeng Cho was elected on March 12, 2010.
2. Audit System
The Company’s Audit Committee consists of four independent directors, Dal Sup Shim, Hyun Chin Lim, Jae Ho Cho and Jay Yung Chung.
Major activities of the Audit Committee are as follows.

Meeting	Date	Agenda	Approval	Remarks
		o 2nd half 2009 Management Audit Results	—
		o Evaluation of Internal Accounting Controls based on the Opinion of the Members of the Audit Committee	Approved as proposed
The first meeting of 2010	January 26, 2010	o Reports on Internal Accounting Management System	—

		o Reports on 2009 Korean GAAP Audit	—
		o Report on Review of 2009 Internal Accounting Management System	—
The second meeting of 2010	February 10, 2010	o Evaluation of Internal Accounting Management System Operation o Auditor’s Report for Fiscal Year 2009	Approved as proposed Approved as proposed

		o 2Q 2010 Transactions with SK C&C Co., Ltd.	Approved as proposed
		o Construction of Mobile Phone Facilities for 2010	Approved as proposed
		o Construction of Network Facilities	Approved as proposed
		o Purchase of Mobile Phone Relay Devices for 2010	Approved as proposed
		o Resale of Fixed-line Telephone Services of SK Broadband	Approved as proposed
		o Plan for Fund Management Transaction with Affiliated Company (SK Securities)	—
The third meeting of 2010	March 11, 2010	o 2010 Management Audit Plan	—

Meeting	Date	Agenda	Approval	Remarks
		o Election of the Chairman of Audit Committee	Approved as proposed
		o Approval of Entire Auditor Services for 2010	Approved as proposed
		o Audit Plan for 2010	—
The fourth meeting of 2010	April 26, 2010	o Auditor Fees for 2010	Approved as proposed

		o Purchase of Mobile Phone Relay Devices for 2010	Approved as proposed
		o Construction of Mobile Phone Facilities for 2010	Approved as proposed
		o Construction of Transmission Network Facilities for 2010	Approved as proposed
The fifth meeting of 2010	May 26, 2010	o Outsourcing Mobile NATE business	Approved as proposed

		o 3Q 2010 Transactions with SK C&C Co., Ltd o Consulting Service regarding Customer Contact Channel	Approved as proposed
		o Base Station Maintenance Service	Approved as proposed
		o Fund Management Transaction with Affiliated Company (SK Securities)	Approved as proposed
The sixth meeting of 2010	June 23, 2010	o Reports on 2009 US GAAP Audit	—

		o 1st half 2010 Financial Results	—
The seventh meeting of 2010	July 21, 2010	o Report on Review on the 1st half of 2010 Korean GAAP	—

		o Purchase of Mobile Phone Relay Devices for 2010	Approved as proposed
		o Construction of Mobile Phone Facilities for 2010	Approved as proposed
		o Construction of Transmission Network Facilities for 2010	Approved as proposed
The eighth meeting of 2010	August 24, 2010	o Participation in the Capital Increase of SK China Company Limited	Approved as proposed

o 4Q 2010 Transactions with SK C&C Co., Ltd
o Fund Management Transaction with Affiliated Company (SK Securities)
The ninth meeting of 2010	September 14, 2010	o 1st half 2010 Management Audit Results	Approved as proposed

		o Agency Agreement relating to Outdoor Advertisements	Approved as proposed
		o Outsourcing of Leased Line Business	Approved as proposed
The tenth meeting of 2010	October 13, 2010	o Outsourcing of Handset Repair Services	Approved as proposed

*	The line items that do not show approval are for reporting purpose only.
     3. Shareholders’ Exercises of Voting Rights
     A. Voting System and Exercise of Minority Shareholders’ Rights
Pursuant to the Articles of Incorporation as shown below, the cumulative voting system was first introduced in the General Meeting of Shareholders in 2003.

Articles of Incorporation	Description
Article 32 (3) (Election of Directors)	Cumulative voting under Article 382-2 of the Korean Commercial Code will not be applied for the election of directors.

Article 4 of the 12th Supplement to the Articles of Incorporation (Interim Regulation)	Article 32 (3) of the Articles of Incorporation shall remain effective until the day immediately preceding the date of the general shareholders’ meeting of 2003.
     Also, neither written or electronic voting system nor minority shareholder rights is applicable.

     4. Affiliated Companies
     A. Capital Investments between Affiliated Companies

(As of September 30, 2010)	* Based on common shares

	Invested companies
	SK	SK	SK	SK	SK		SK	SK	SK	SK	SK
Investing company	Corporation	Energy	Telecom	Networks	Chemicals	SKC	C&C	E&C	Shipping	E&S	Gas
SK Corporation		33.4%	23.2%	39.1%		42.5%		40.0%	100.0%	67.5%	45.5%
SK Energy
SK Telecom							9.0%
SK Networks
SK Chemicals								18.0%
SKC
SK C&C	31.8%									32.5%
SK E&C
SK E&S
SK Gas
SK Marketing & Company
SK D&D
SK Communications
SK Broadband
SK Lubricant
SK Securities
SK Petrochemical
Entec
Total affiliated companies	31.8%	33.4%	23.2%	39.1%	0.0%	42.5%	9.0%	58.0%	100.0%	100.0%	45.5%

	Invested companies
	SK		SK Marketing &			YN	Daehan	SK	SK	SK
Investing company	Securities	K-Power	Company	DOPCO	CCES	Energy	City Gas	Sci-tech	NJC	Telink
SK Corporation		100.0%
SK Energy			50.0%	38.3%
SK Telecom			50.0%							90.8%
SK Networks	22.7%			4.6%
SK Chemicals								50.0%	60.0%
SKC	7.7%
SK C&C
SK E&C
SK E&S					100.0%	100.0%	49.4%
SK Gas
SK Marketing & Company
SK D&D
SK Communications
SK Broadband
SK Lubricant
SK Securities
SK Petrochemical
Entec
Total affiliated companies	30.4%	100.0%	100.0%	42.9%	100.0%	100.0%	49.4%	50.0%	60.0%	90.8%

	Invested companies
	Jeonnam	Gangwon		M &	Chungnam	SK		MRO
Investing company	City Gas	City Gas	JBES	Service	City Gas	Wyverns	Infosec	Korea	SK Telesys	Encar network
SK Corporation
SK Energy										87.5%
SK Telecom						100.0%
SK Networks								51.0%
SK Chemicals
SKC									77.1%
SK C&C							100.0%
SK E&C
SK E&S	100.0%	100.0%	100.0%		100.0%
SK Gas
SK Marketing & Company				100.0%
SK D&D
SK Communications
SK Broadband
SK Lubricant
SK Securities
SK Petrochemical
Entec
Total affiliated companies	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	51.0%	77.1%	87.5%

	Invested companies
		TU	SK		Loen		SK	SK Mobile	SKC	F&U
Investing company	Paxnet	Media	D&D	Natruck	Entertainment	Independence	Petrochemical	Energy	Media	Credit Info
SK Corporation
SK Energy				33.7%			100.0%	100.0%
SK Telecom	59.7%	44.2%			63.5%					50.0%
SK Networks
SK Chemicals
SKC									100.0%
SK C&C						100.0%
SK E&C			45.0%
SK E&S
SK Gas
SK Marketing & Company
SK D&D
SK Communications
SK Broadband
SK Lubricant
SK Securities										40.0%
SK Petrochemical
Entec
Total affiliated companies	59.7%	44.2%	45.0%	33.7%	63.5%	100.0%	100.0%	100.0%	100.0%	90.0%

	Invested companies
		SK		SK			SKN	Nuri	Commerce		SKC Solmics Co.,
Investing company	NTREEV Soft	I-Media	SK Communications	Lubricant	I Platform	SKC Air Gas	Service	Solution	Planet	RealVest	Ltd.
SK Corporation
SK Energy				100.0%
SK Telecom	63.7%		64.8%						100.0%
SK Networks					100.0%		85.0%
SK Chemicals
SKC						80.0%					48.7%
SK C&C								46.3%
SK E&C										100.0%
SK E&S
SK Gas
SK Marketing & Company
SK D&D
SK Communications		100.0%
SK Broadband
SK Lubricant
SK Securities
SK Petrochemical
Entec
Total affiliated companies	63.7%	100.0%	64.8%	100.0%	100.0%	80.0%	85.0%	46.3%	100.0%	100.0%	48.7%

	Invested companies
	Sumray
	Corpo						PyongTaek Energy			Namwon Sarang
Investing company	ration	SK Broadband	Broadband Media	Broadband D&M	Broadband CS	UB Care	Service	Pana Blu Co., Ltd.	WS Commerce	Electric Power	Incyto
SK Corporation
SK Energy
SK Telecom		50.6%
SK Networks									100.0%
SK Chemicals						44.0%
SKC	81.7%										100.0%
SK C&C
SK E&C
SK E&S							100.0%
SK Gas								80.4%
SK Marketing & Company
SK D&D										100.0%
SK Communications
SK Broadband			100.0%	100.0%	100.0%
SK Lubricant
SK Securities
SK Petrochemical
Entec
Total affiliated companies	81.7%	50.6%	100.0%	100.0%	100.0%	44.0%	100.0%	80.4%	100.0%	100.0%	100.0%

	Invested companies
		Daejeon			PS &
Investing company	Jeju United FC	Pure Water	MKS Guarantee	Zicos	Marketing	SK Forest	Green Biro	SK Seentec	Gwangju Pure Water	Korea Sleep Network
SK Corporation
SK Energy	100.0%
SK Telecom					100.0%
SK Networks
SK Chemicals								100.0%		43.2%
SKC
SK C&C
SK E&C		32.0%				100.0%			42.0%
SK E&S
SK Gas							69.0%
SK Marketing & Company
SK D&D			100.0%
SK Communications
SK Broadband
SK Lubricant				100.0%
SK Securities
SK Petrochemical										10.7%
Entec
Total affiliated companies	100.0%	32.0%	100.0%	100.0%	100.0%	100.0%	69.0%	100.0%	42.0%	53.9%

	Invested companies
		Yeosu Expo		Television Media	Busan
Investing company	Entec	Environment	SKW	Korea	City Gas	Green IS	Network O&S	Service Ace	Service Top	SK Pinx
SK Corporation
SK Energy						100.0%
SK Telecom				49.0%			100.0%	100.0%	100.0%
SK Networks										100.0%
SK Chemicals	25.0%
SKC			60.0%
SK C&C
SK E&C	25.0%
SK E&S					40.0%
SK Gas
SK Marketing & Company
SK D&D
SK Communications
SK Broadband
SK Lubricant
SK Securities
SK Petrochemical
Entec		58.7%
Total affiliated companies	50.0%	58.7%	60.0%	49.0%	40.0%	100.0%	100.0%	100.0%	100.0%	100.0%

VII. SHAREHOLDERS INFORMATION
1. Shareholdings of the Largest Shareholder and Related Persons
A. Shareholdings of the Largest Shareholder and Related Persons

(As of September 30, 2010)	(Unit: Shares, %)

			Number of shares owned and ownership ratio
			Beginning of Period		End of Period
Name	Relationship	Type of share	Number of shares	Ownership ratio	Number of shares	Ownership ratio
SK Corporation	Largest Shareholder	Common share	18,748,452	23.22	18,748,452	23.22
Tae Won Chey	Officer of affiliated company	Common share	100	0.00	100	0.00
Shin Won Chey	Officer of affiliated company	Common share	500	0.00	500	0.00
Shin Bae Kim	Officer of affiliated company	Common share	1,270	0.00	1,270	0.00
Man Won Jung	Officer of affiliated company	Common share	4,000	0.00	5,600	0.01
Sung Min Ha	Officer of affiliated company	Common share	738	0.00	738	0.00
Dal Sup Shim	Officer of affiliated company	Common share	—	—	500	0.00
Bang Hyung Lee	Officer of affiliated company	Common share	200	0.00	200	0.00
Total	—	Common share	18,755,260	23.23	18,757,360	23.23
B. Overview of the Largest Shareholder
SK Corporation is a holding company and as of September 30, 2010, has nine subsidiaries: SK Energy Co., Ltd., SK Telecom Co., Ltd., SK Networks Co., Ltd., SK E&C Co., Ltd., SK E&S Co., Ltd., K-Power Co., Ltd., SK Shipping Co., Ltd., SKC Co., Ltd. and SK Gas Co., Ltd. SK Corporation also operates a life science business division within its holding company to nurture the division for future growth.

Details of SK Corporation’s subsidiaries are as follows:

Affiliates	Share Holdings	Book Value	Industry	Description
SK Energy Co., Ltd.	33.40%	4,149,367	Energy	Publicly Listed
SK Telecom Co., Ltd.	23.22%	2,841,919	Telecommunication	Publicly Listed
SK Networks Co., Ltd.	39.12%	1,195,558	Trading, Energy Sale	Publicly Listed
K-Power Co., Ltd.	100.00%	587,708	Power Generation	Privately Held
SK E&C Co., Ltd.	40.02%	462,102	Construction	Privately Held
SK E&S Co., Ltd.	67.55%	422,784	Gas Company Holdings	Privately Held
SK Shipping Co., Ltd.	100.00%	295,697	Ocean Freight	Privately Held
SKC Co., Ltd.	42.50%	293,083	Synthetic Resin Manufacturing	Publicly Listed
SK Gas Co., Ltd.	45.53%	253,558	Gas	Publicly Listed

*	The above share holdings are based on common stock holdings as of September 30, 2010.
SK Corporation is a publicly listed company and is required to submit a report of its significant business activities in accordance with Article 161 of the Financial Investment Services and Capital Markets Act. Also as a holding company, SK Corporation is required to report key management activities of its subsidiaries in accordance with Article 8 of KOSPI Market Disclosure Regulation. The rule is applicable to subsidiaries whose book value of the holding company’s shareholding exceeds 10% of its total assets based on the financial statements as of December 31, 2009. SK Energy Co., Ltd., SK Telecom Co., Ltd. and SK Networks Co., Ltd. are three such subsidiaries.
2. Changes in shareholdings of the Largest Shareholder
Changes in shareholdings of the largest shareholder are as follows.
(Unit: Shares, %)

	Date of the change
	in the largest
	shareholder/
Largest	Date of change in	Shares
Shareholder	shareholding	Held	Holding Ratio	Remarks
	March 7, 2008	18,751,260	23.09	Purchased 1,085,325 shares from SK Networks on March 7, 2008
	March 13, 2009	18,751,360	23.22	At the 25th General Meeting of Shareholders, elected the CEO, Man Won Jung (who owned 100 shares of the Company stock)
	December 30, 2009	18,755,260	23.23	Man Won Jung, the CEO, purchased 3,900 shares.
SK Corporation	May 26, 2010	18,756,760	23.23	Man Won Jung, the CEO, purchased 1,500 shares
	July 20, 2010	18,756,860	23.23	Man Won Jung, the CEO, purchased 100 shares
	September 17, 2010	18,757,360	23.23	Dal Sup Shim, an Independent Director, purchased 500 shares

*	Shares held are the sum of shares held by SK Corporation and its related parties.

3. Distribution of Shares
A. Shareholders with ownership of 5% or more

(As of June 30, 2010)	(Unit: shares, %)

		Common share		Preferred share		Sub-total
Rank	Name (title)	Number of shares	Ownership ratio	Number of shares	Ownership ratio	Number of shares	Ownership ratio
1	Citibank ADR	24,321,893	30.12	—	—	24,321,893	30.12
2	SK Corporation	18,748,452	23.22	—	—	18,748,452	23.22
3	SK Telecom	8,400,712	10.40	—	—	8,400,712	10.40
	Total	51,471,077	63.74	—	—	51,471,077	63.74
On July 22, 2010, the Company publicly disclosed its decision to acquire shares of treasury stock. The Company acquired 1,250,000 shares of its common stock on KRX from July 26, 2010 through October 20, 2010. Please refer to the result of treasury stock acquisition disclosed on October 21, 2010 through the Korean Financial Supervisory Service.
B. Shareholdings under the Employee Stock Ownership Program
As the relevant law requires an immediate transfer of the shares directly purchased by the employees to the account of the individual purchasers, the Company transfers and holds the employees’ stocks in separate individual accounts within the program once the number of shares for each individual member is determined.

(As of September 30, 2010)	(Unit: Shares)

	Account		Balance at the	Balance at the end
Classification	classification	Type of share	beginning of period	of period
8th	Employee Stock Ownership Program Member Account	Common shares	346,322	171,871
	Total		346,322	171,871

     C. Shareholder Distribution
(As of June 30, 2010)

	Number of		Number of
Classification	shareholders	Ratio (%)	shares	Ratio (%)	Remarks
Total minority shareholders	43,030	99.98	24,746,975	30.64	—
Minority shareholders (corporate)	877	2.04	6,342,398	7.85	—
Minority shareholders (individual)	42,153	97.94	18,404,577	22.79	—
Minority shareholders (Largest Shareholder and Related Persons)	—	—	—	—	—
Major shareholders	—	—	—	—	—
Total other shareholders	9	0.02	55,998,736	69.35	—
Other shareholders (corporate)	6	0.01	12,110,715	15.00	—
Other shareholders (individual)	2	0.01	25,139,569	31.13	—
Other shareholders (Largest Shareholder and Related Persons)	1	0.00	18,748,452	23.22	—

Total	43,039	100	80,745,711	100	—

     4. Share Price and Trading Volume in the Last Six Months
     A. Domestic Securities Market
(Unit: Won, shares)

		September	August	July	June	May	April
Types		2010	2010	2010	2010	2010	2010
Common stock	Highest	171,500	169,000	167,000	169,500	173,500	178,000
	Lowest	163,500	161,500	158,500	160,500	158,500	171,500
Monthly transaction volume		2,555,336	2,985,441	3,629,584	4,026,382	3,964,993	4,547,803

     B. Overseas Securities Market

New York Stock Exchange	(Unit: US$, ADR)

		September	August	July	June	May	April
Types		2010	2010	2010	2010	2010	2010
Depository Receipt	Highest	17.48	16.85	16.38	16.24	18.44	18.51
	Lowest	16.62	15.82	14.84	14.73	15.27	17.45
Monthly transaction volume		32,818,880	24,784,714	25,226,750	35,760,628	31,223,014	26,691,304

VIII. EMPLOYEES

(As of September 30, 2010)	(Unit: persons, in millions of Won)

						Aggregate
						wage for the
	Number of employees					nine months
	Office managerial	Production			Average	ended September	Average wage per
Classification	positions	positions	Others	Total	service year	30, 2010	person	Remarks
Male	3,760	—	—	3,760	12.0	195,996	51	—
Female	612	—	—	612	10.1	25,267	40	—

Total	4,372	—	—	4,372	11.7	221,263	49	—

IX. TRANSACTIONS WITH PARTIES WITH INTERESTS
     1. Loans to the Largest Shareholder and Related Persons

(As of September 30, 2010)	(Unit: in millions of Won)

Name			Change details				Accrued
(Corporate name)	Relationship	Account category	Beginning	Increase	Decrease	Ending	interest	Remarks
SK Wyverns	Affiliated company	Long-term and short-term loans	2,982	—	—	2,982	201	—
(Unit: in millions of Won)

		Investment and Disposal Details
Name			Transaction Details
(Corporate		Types of	Beginning			End of
Name)	Relationship	Investment	of Period	Increase	Decrease	Period	Remarks
PS&Marketing	Affiliated company	Common Shares	150,000	80,000	—	230,000	—
SKT Americas, Inc.	Affiliated company	Common Shares	30,457	33,036	—	63,493	—
SK Telecom China Holdings Co., Ltd.	Affiliated company	—	29,595	4,656	—	34,251	—
Service Ace	Affiliated company	Common Shares	0	21,927	—	21,927	—
Service Top	Affiliated company	Common Shares	0	14,281	—	14,281	—
Network O&S	Affiliated company	Common Shares	0	15,000	—	15,000	—
YTK Investment Ltd.	Affiliated company	—	0	28,000	—	28,000	—
SKT-KTB Music Investment Partnership	Affiliated company	Common Shares	14,850	0	14,684	166	—
K-net Cultural Contents Partnership	Affiliated company	—	0	17,700	0	17,700	—
Open Innovation Fund	Affiliated company	—	0	25,000	0	25,000	—

	Total		224,902	239,600	14,684	449,818	—

     2. Transfer of Assets to/from the Largest Shareholder
     A. Transfer of Assets
(Units: in millions of Won)

		Details
					Amount	Amount
Name					Transferred	Transferred
(Corporate		Transferred	Purpose of	Date of	From Largest	to Largest
Name)	Relationship	Objects	Transfer	Transfer	Shareholder	Shareholder	Remarks
Encar Network Co., Ltd.	Affiliated Company	Automobiles	Sale of automobiles not in use	February 25, 2010	—	236	—
SK Telesys	Affiliated Company	2G devices not in use	Sale of devices not in use	March 31, 2010	—	381	—
PS & Marketing Co., Ltd.	Affiliated Company	Network asset	Sale of asset not in use	March 31, 2010	—	83	—
SK Broadband	Affiliated Company	Used asset	Sale of asset not in use	April 23, 2010	—	18	—
Encar Network Co., Ltd.	Affiliated Company	Automobiles	Sale of automobiles not in use	May 19, 2010	—	101	—
SK Telesys	Affiliated Company	2G devices not in use	Sale of devices not in use	June 30, 2010	—	54	—
SK Networks	Affiliated Company	Handset devices not in use	Sale of asset not in use	June 23, 2010	—	144	—
Encar Network Co., Ltd.	Affiliated Company	Automobiles	Sale of automobiles not in use	July 20, 2010	—	9	—

		Total			—	1,026	—

     B. Transfer of Business
(Units: in millions of Won)

Details
					Amount	Amount
Name					Transferred	Transferred
(Corporate		Transferred	Purpose of	Date of	From Largest	to Largest
Name)	Relationship	Objects	Transfer	Transfer	Shareholder	Shareholder	Remarks
		Total			—	—	—

3.	Transactions with Parties with Interests (excluding the Largest Shareholder and Related Persons)

A.	Provisional Payment and Loans (including loans on marketable securities)

Agents	(Unit: in millions of Won)

Name
(Corporate		Account	Change details				Accrued
name)	Relationship	category	Beginning	Increase	Decrease	Ending	interest	Remarks
Hong Eun and others	Agency	Long-term and short-term loans	73,490	183,356	163,156	93,690	—	—

Overseas Investment Companies	(Unit: in millions of Won)

Name
(Corporate		Account	Change details				Accrued
name)	Relationship	category	Beginning	Increase	Decrease	Ending	interest	Remarks
Daehan Kanggun BcN Co., Ltd.	Investee	Long-term loans	—	21,147	—	21,147	—	—

B.	Equity Investments
(Unit: in millions of Won)

			Investment and Disposition Details
Name			Transaction Details
(Corporate			Beginning			End of
Name)	Relationship	Category	of Period	Increase	Decrease	Period	Remarks
HanaSK Card Co., Ltd.	Investee under equity method	Common shares	—	402,476	—	402,476	—
SK Telecom Smart City Management Co., Ltd.	Investee under equity method	Common shares	—	1,709	—	1,709	—
SK Fans Co., Ltd.	Investee under equity method	Common shares	—	13,775	—	13,775	—
Packet One Network	Investee under equity method	Preferred shares	—	119,984	—	119,984	—
SK Technology Innovation Company	Investee under equity method	Common shares	—	28,146	—	28,146	—
SK China Company	Investee under equity method	Common shares	6,159	44,859	1,489	49,529	—
Benex Sector 4	Investee under equity method	—	—	25,000	—	25,000	—
KIF Stone Bridge Fund	Investee under equity method	—	—	700	—	700	—
PT Melon Indonesia	Investee under equity method	Common shares	—	6,492	—	6,492	—
Translink Capital L.L.C.	Investee	Common shares	1,999	405	—	2,404	—
Skylake Global Incubest Fund #1	Investee	Common shares	1,679	41	—	1,720	—
Sprint Nextel Corp.	Investee	Common shares	75,363	—	75,363	—	—
Job Creating PEF (#1)	Investee	Common shares	—	1	—	1	—
Global Opportunities Breakaway Fund	Investee	—	186,390	30,118	—	216,508	—
Real Telecom	Investee	Common shares	5,981	—	5,981	—	—
IHQ	Investee	Common shares	51,846	—	38,709	13,137	—

	Total		329,417	673,706	121,542	881,581	—

X. OTHER INFORMATION RELATING TO THE PROTECTION OF INVESTORS
1.	Developments in the Items mentioned in prior Reports on Important Business Matters

A.	Status and Progress of Major Management Events

Date of
Disclosure	Title	Report	Reports status
October 26, 2001	Resolution on trust agreement for the acquisition of treasury shares and others	1. Signatories: Shinhan Bank, Hana Bank, Chohung Bank, Korea Exchange Bank	1. On December 24, 2003, cash surplus amount from the existing trust agreement was partially reduced (Won 318 billion).
		2. Contract amount: Won 1,300 billion	2. On September 24, 2004, the Board of Directors extended the term of the specified monetary trust agreement for 3 years.
		3. Purpose: to increase shareholder value	3. On October 16, 2007, the Board of Directors extended the term of the specified monetary trust agreement for 3 years.
4. On October 26 and October 29, 2010, all trust agreements for the acquisition of treasury shares terminated (aggregate amount: Won 982 billion).
B.	Summary Minutes of the General Meeting of Shareholders

Date	Agenda	Resolution
23rd Fiscal Year Meeting of Shareholders (March 9, 2007)	1. Approval of the financial statements for the year ended December 31, 2006	Approved (Cash dividend, Won 7,000 per share)
	2. Remuneration limit for Directors	Approved (Won 12 billion)
	3. Election of Directors - Election of inside directors	Approved (Jung Nam Cho, Sung Min Ha)
	- Election of independent directors as Audit Committee members	Approved (Dal Sup Shim)
24th Fiscal Year Meeting of Shareholders (March 14, 2008)	1. Approval of the Financial Statements for the year ended December 31, 2007	Approved (Cash dividend, Won 8,400 per share)
	2. Amendment to Articles of Incorporation	Approved
	3. Approval of Remuneration Limit for Directors 4. Election of Directors	Approved (Won 12 billion)
	- Election of inside directors	Approved (Shin Bae Kim, Young Ho Park)
	- Election of independent directors	Approved (Rak Yong Uhm, Jay Young Chung)
	- Election of independent directors as Audit Committee member	Approved (Jae Ho Cho)

Date	Agenda	Resolution
25th Fiscal Year Meeting of Shareholders (March 13, 2009)	1. Approval of the financial statements for the year ended December 31, 2008	Approved (Cash dividend, Won 8,400 per share)
	2. Approval of Remuneration Limit for Directors	Approved (Won 12 billion)
	3. Amendment to Company Regulation on Executive Compensation	Approved
	4. Election of Directors - Election of inside directors - Election of independent directors - Election of independent directors as Audit Committee member	Approved (Jae Won Chey, Man Won Jung) Approved (Hyun Chin Lim) Approved (Hyun Chin Lim)
26th Fiscal Year Meeting of Shareholders (March 12, 2010)	1. Approval of the financial statements for the year ended December 31, 2009	Approved (Cash dividend, Won 8,400 per share)
	2. Amendment to Articles of Incorporation	Approved
	3. Approval of Remuneration Limit for Directors	Approved (Won 12 billion)
	4. Election of Directors - Election of inside directors - Election of independent directors - Election of independent directors as Audit Committee member	Approved (Ki Haeng Cho) Approved (Dal Sup Shim) Approved (Dal Sup Shim, Jay Young Chung)
2.	Contingent Liabilities

A.	Material Legal Proceedings

-	Not applicable

B.	Other Matters
The Company has no other blank bills, mortgage bills, assumption of debt agreement or other contingent liabilities.

3.	Status of sanctions, etc.

A.	Status of sanctions
The Company was sanctioned with a fine of Won 50 million on December 30, 2008 for a violation of Telecommunications Law involving its mismanagement of privacy policy. The Company continues to improve related system security and is implementing system enhancements, such as introduction of scanning devices, to avoid unnecessary keeping of applications at the distributor level.
Due to the Company’s ineffective measures taken with respect to phone numbers that are used for sending illegal unsolicited bulk messages, the Korea Communications Commission, on April 23, 2009, ordered the Company to improve its work procedures. The Company completed the upgrade of the related computer system to prevent illegal messages on October 10, 2009.
On September 2, 2009, the Korea Communications Commission ordered the Company to improve its work procedures in a case relating to the obstruction of subscribers’ utilization of wireless internet services. The Company completed the improvement of the procedures in consultation with the Korea Communications Commission by December 8, 2009.
On October 13, 2009, the Korea Communications Commission imposed on the Company a fine of Won 140 million and a newspaper notice order in a case relating to the subscription for mobile telephone services using national identification numbers of the deceased and the Company’s failure to verify the required documents. The Company implemented the improved work procedures to strengthen identification process at the time of subscription for mobile telephone services in January 2010.
In addition, on January 21, 2009, the Company was sanctioned for unfair business practices with a fine of Won 1,268 million by the Fair Trade Commission of Korea along with a correctional order of its policy of restricting certain rate plan subscribers from using third party portal contents. The Company has paid the fine and has taken efforts to educate applicable divisions of the issue and to improve the level of the voluntary compliance program to comply with fair trade laws to prevent a repeat of the same violation.
Also on February 3, 2009, the Company received a correctional order and a fine of Won 500 million from the Fair Trade Commission of Korea involving an unfair trade interference practice including refusal of applications for subscription for certain PDA phones distributed by third party manufacturers. The Company filed a suit at the Seoul High Court, which found in favor of the Company and cancelled the Fair Trade Commission’s correctional order and fine. On August 19, 2010, the Supreme Court of Korea rejected the appeal by the Fair Trade Commission of Korea and finally confirmed the Seoul High Court’s decision. Accordingly, the Fair Trade Commission’s correctional order was cancelled and the Company was refunded the fine and interest in the amount of Won 538 million.

On April 8, 2010, the Company received a correctional order from the Fair Trade Commission of Korea for a violation of the Act on Fair Labeling and Advertising relating to 11th Street (the Company’s online shopping mall). In response thereto, the Company has been taking efforts to prevent a repetitive violation including thorough pre-review of the advertisement and marketing activities of 11th Street and appropriate education for relevant employees.
B. Other important matters that occurred after September 30, 2010
(1) SK C&C stock sale
On October 8, 2010, the Company sold 2,450,000 shares of SK C&C Co., Ltd. (“SK C&C”) out of 4,500,000 shares of SK C&C previously held, through an over-the-counter market transaction, at a price of Won 83,000 per share (total sales price of Won 203,350 million). After the sale, the Company’s ownership interest in SK C&C decreased to 4.1% from 9%.

SK TELECOM CO., LTD.
NON-CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS AND NINE MONTHS
ENDED SEPTEMBER 30, 2010 AND 2009
AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

Independent Accountants’ Review Report
English Translation of a Report Originally Issued in Korean
To the Stockholders and Board of Directors of
SK Telecom Co., Ltd.
We have reviewed the accompanying non-consolidated statement of financial position of SK Telecom Co., Ltd. (the “Company”) as of September 30, 2010, the related non-consolidated statements of income for the three months and nine months ended September 30, 2010 and 2009, and non-consolidated statements of changes in stockholders’ equity and cash flows for the nine months ended September 30, 2010 and 2009, all expressed in Korean won. These non-consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these non-consolidated financial statements based on our reviews.
We conducted our reviews in accordance with standards for review of interim financial statements in the Republic of Korea. Those standards require that we plan and perform the review to obtain moderate assurance as to whether the non-consolidated financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.
Based on our reviews, nothing has come to our attention that causes us to believe that the non-consolidated financial statements referred to above are not presented fairly, in all material respects, in conformity with accounting principles generally accepted in the Republic of Korea.
We have previously audited, in accordance with auditing standards generally accepted in the Republic of Korea, the non-consolidated statement of financial position of the Company as of December 31, 2009, and the related non-consolidated statements of income, appropriations of retained earnings, changes in stockholders’ equity and cash flows for the year then ended (not presented herein); and in our report dated February 17, 2010, we expressed an unqualified opinion on those non-consolidated financial statements. The accompanying non-consolidated statement of financial position as of December 31, 2009, which is comparatively presented, does not differ in material respects from such audited non-consolidated statement of financial position.
Our reviews also comprehended the translation of the Korean won amounts into U.S. dollar amounts and nothing has come to our attention that causes us to believe that such translation has not been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers of financial statements.

Accounting principles and review standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations, changes in stockholders’ equity and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.
November 9, 2010
Notice to Readers
This report is effective as of November 9, 2010, the accountants’ review report date. Certain subsequent events or circumstances may have occurred between the accountants’ review report date and the time the accountants’ review report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modification to the accountants’ review report.

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
SEPTEMBER 30, 2010 AND DECEMBER 31, 2009

	Korean won				Translation into U.S. dollars (Note 2)
	September 30,		December 31,		September 30,	December 31,
	2010		2009		2010	2009
	(In millions)				(In thousands)
A S S E T S
CURRENT ASSETS:
Cash and cash equivalents	~~W~~	247,736	~~W~~	420,576	$217,293	$368,894
Short-term financial instruments (Note 15)		225,267		178,057	197,585	156,177
Short-term investment securities (Note 3)		588,184		370,182	515,906	324,693
Accounts receivable — trade, net of allowance for doubtful accounts of ~~W~~165,982 million as of September 30, 2010 and ~~W~~142,702 million as of December 31, 2009 (Note 16)		1,387,272		1,557,514	1,216,799	1,366,121
Short-term loans, net of allowance for doubtful accounts of ~~W~~1,222 million as of September 30, 2010 and ~~W~~933 million as of December 31, 2009 (Notes 5 and 16)		95,511		66,888	83,774	58,669
Accounts receivable — other, net of allowance for doubtful accounts of ~~W~~34,663 million and present value of ~~W~~309 million as of September 30, 2010 and ~~W~~26,059 million and ~~W~~8,478 as of December 31, 2009 (Note 16)		2,769,684		2,032,757	2,429,334	1,782,964
Inventories		15,627		22,656	13,707	19,872
Prepaid expenses		140,421		112,762	123,166	98,905
Current deferred income tax assets, net (Note 12)		131,728		194,825	115,541	170,884
Other current assets		418		—	367	—
Accrued income and other		50,135		26,835	43,973	23,536

Total Current Assets		5,651,983		4,983,052	4,957,445	4,370,715

NON-CURRENT ASSETS:
Property and equipment, net (Notes 6 and 16)		4,824,989		5,196,521	4,232,075	4,557,952
Intangible assets, net (Note 7)		2,408,303		2,665,936	2,112,361	2,338,335
Long-term financial instruments (Note 15)		69		6,519	61	5,718
Long-term investment securities (Notes 3 and 21)		1,533,625		2,420,262	1,345,167	2,122,851
Equity securities accounted for using the equity method (Note 4)		3,458,221		2,680,872	3,033,261	2,351,436
Long-term loans, net of allowance for doubtful accounts of ~~W~~24,257 million as of September 30, 2010 and ~~W~~24,250 million as of December 31, 2009 (Notes 5 and 16)		64,912		64,216	56,935	56,325
Long-term accounts receivable — other		910,446		761,647	798,567	668,053
Guarantee deposits (Note 16)		163,325		172,021	143,255	150,882
Long-term currency swap (Note 19)		207,354		223,173	181,874	195,749
Long-term deposits and other		110,632		123,414	97,037	108,247

Total Non-current Assets		13,681,876		14,314,581	12,000,593	12,555,548

TOTAL ASSETS	~~W~~	19,333,859	~~W~~	19,297,633	$16,958,038	$16,926,263

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)
SEPTEMBER 30, 2010 AND DECEMBER 31, 2009

	Korean won				Translation into U.S. dollars (Note 2)
	September 30,		December 31,		September 30,	December 31,
	2010		2009		2010	2009
	(In millions)				(In thousands)
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term Borrowings	~~W~~	100,000	~~W~~	—	$87,712	$—
Accounts payable (Note 16)		1,074,288		1,136,475	942,275	$996,820
Income tax payable		118,540		381,940	103,973	335,006
Accrued expenses (Note 18)		1,110,620		934,372	974,143	819,553
Withholdings		445,703		250,656	390,933	219,854
Current portion of long-term debt, net (Note 8)		1,431,179		513,277	1,255,310	450,203
Current portion of subscription deposits		5,705		6,804	5,004	5,968
Currency swap (Note 19)		45,276		35,145	39,712	30,826
Interest swap (Note 19)		11,236		1,173	9,855	1,029
Advanced receipts and other		42,625		34,791	37,388	30,516

Total Current Liabilities		4,385,172		3,294,633	3,846,305	2,889,775

NON-CURRENT LIABILITIES:
Bonds payable, net (Note 8)		3,025,504		3,349,216	2,653,718	2,937,651
Long-term borrowings (Note 9)		114,200		816,760	100,167	716,393
Subscription deposits		5,713		5,480	5,010	4,807
Long-term payables — other, net of present value discount of ~~W~~2,922 million as of September 30, 2010 and ~~W~~5,837 million as of December 31, 2009		50,178		164,163	44,012	143,990
Accrued severance indemnities, net		42,436		25,155	37,221	22,064
Non-current deferred income tax liabilities, net (Note 12)		83,620		210,859	73,344	184,948
Long-term currency swap (Note 19)		12,159		18,281	10,665	16,035
Long-term interest swap (Note 19)		6,650		16,215	5,833	14,222
Guarantee deposits received and other (Notes 16 and 18)		184,548		155,421	161,871	136,322

Total Non-current Liabilities		3,525,008		4,761,550	3,091,841	4,176,432

Total Liabilities		7,910,180		8,056,183	6,938,146	7,066,207

STOCKHOLDERS’ EQUITY:
Capital stock (Notes 1 and 10)		44,639		44,639	39,154	39,154
Capital surplus (Notes 4, 8 and 10)		3,033,288		3,032,009	2,660,546	2,659,424
Capital adjustments:
Treasury stock (Note 11)		(2,148,171)		(1,992,083)	(1,884,195)	(1,747,288)
Loss on disposal of treasury stock		(716)		(716)	(628)	(628)
Equity method in capital adjustments (Note 4)		(49,303)		(52,626)	(43,245)	(46,159)
Other capital adjustments		(662,983)		(662,983)	(581,513)	(581,513)
Accumulated other comprehensive income (loss) (Note 13):
Unrealized gain on valuation of long-term investment securities, net (Note 3)		966,537		1,003,145	847,765	879,875
Equity in other comprehensive loss of affiliates, net (Note 4)		(80,158)		(84,809)	(70,308)	(74,387)
Gain on valuation of currency swap, net (Note 19)		207		6,516	181	5,714
Loss on valuation of interest swap, net (Note 19)		(8,517)		(10,932)	(7,471)	(9,589)
Retained earnings:
Appropriated		9,350,386		8,890,053	8,201,374	7,797,608
Unappropriated		978,470		1,069,237	858,232	937,845

Total Stockholders’ Equity		11,423,679		11,241,450	10,019,892	9,860,056

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	~~W~~	19,333,859	~~W~~	19,297,633	$16,958,038	$16,926,263

See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

	Korean won								Translation into U.S. dollars (Note 2)
	2010				2009				2010			2009
	Three months		Nine months		Three months		Nine months		Three months		Nine months	Three months	Nine months
	ended		ended		ended		ended		ended		ended	ended	ended
	September 30		September 30		September 30		September 30		September 30		September 30	September 30	September 30
			(In millions except for per share data)								(In thousands except for per share data)
OPERATING REVENUE (Note 16)	~~W~~	3,180,747	~~W~~	9,287,565	~~W~~	3,056,721	~~W~~	9,001,081	~~W~~	2,789,884	$8,146,272	$2,681,099	$7,894,993

OPERATING EXPENSES (Note 16):
Labor cost		(98,961)		(394,862)		(84,319)		(355,367)		(86,800)	(346,340)	(73,958)	(311,698)
Commissions paid		(1,276,044)		(3,718,636)		(1,163,638)		(3,444,311)		(1,119,239)	(3,261,675)	(1,020,646)	(3,021,060)
Depreciation and amortization (Notes 6 and 7)		(509,424)		(1,437,807)		(454,504)		(1,282,160)		(446,824)	(1,261,124)	(398,653)	(1,124,603)
Network interconnection		(301,744)		(832,502)		(269,045)		(792,826)		(264,665)	(730,201)	(235,984)	(695,400)
Leased line		(46,747)		(138,317)		(91,710)		(283,025)		(41,003)	(121,320)	(80,440)	(248,246)
Advertising		(67,204)		(189,676)		(72,398)		(179,079)		(58,946)	(166,368)	(63,501)	(157,073)
Research and development		(64,097)		(180,070)		(56,188)		(170,582)		(56,221)	(157,942)	(49,283)	(149,620)
Rent		(71,703)		(215,425)		(67,891)		(197,833)		(62,892)	(188,953)	(59,548)	(173,522)
Frequency usage		(38,499)		(118,172)		(39,474)		(117,610)		(33,768)	(103,651)	(34,623)	(103,158)
Repair		(42,340)		(119,628)		(24,518)		(88,608)		(37,136)	(104,928)	(21,505)	(77,719)
Cost of goods sold		(25,657)		(57,595)		(8,450)		(24,644)		(22,504)	(50,517)	(7,412)	(21,616)
Other		(119,004)		(303,020)		(105,801)		(328,845)		(104,379)	(265,783)	(92,800)	(288,436)

Sub-total		(2,661,424)		(7,705,710)		(2,437,936)		(7,264,890)		(2,334,377)	(6,758,802)	(2,138,353)	(6,372,151)

OPERATING INCOME		519,323		1,581,855		618,785		1,736,191		455,507	1,387,470	542,746	1,522,842

OTHER INCOME (Note 20):
Interest income (Note 3)		51,024		142,677		37,101		114,674		44,754	125,144	32,542	100,582
Foreign exchange and translation gains		17,524		20,582		61,324		84,088		15,371	18,053	53,788	73,755
Equity in earnings of affiliates (Note 4)		29,145		69,935		16,399		42,132		25,564	61,341	14,384	36,955
Gain on valuation of short-term investment securities (Note 3)		—		—		1,319		9,129				1,157	8,007
Gain on disposal of property and equipment and intangible assets		145		7,285		159		604		127	6,390	139	530
Gain on valuation of derivative (Note 19)		1,514		1,255		122,650		74,743		1,328	1,101	107,578	65,558
Other		32,713		71,097		21,365		110,638		28,692	62,360	18,740	97,043

Sub-total		132,065		312,831		260,317		436,008		115,836	274,389	228,328	382,430

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)
FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

	Korean won								Translation into U.S. dollars (Note 2)
	2010				2009				2010		2009
	Three months		Nine months		Three months		Nine months		Three months	Nine months	Three months	Nine months
	ended		ended		ended		ended		ended	ended	ended	ended
	September 30		September 30		September 30		September 30		September 30	September 30	September 30	September 30
			(In millions except for per share data)							(In thousands except for per share data)
OTHER EXPENSES (Note 20):
Interest and discounts	~~W~~	(67,969)	~~W~~	(208,876)	~~W~~	(75,821)	~~W~~	(223,576)	$(59,617)	$(183,208)	$(66,504)	$(196,102)
Donations		(7,951)		(60,429)		(7,221)		(29,914)	(6,974)	(53,004)	(6,334)	(26,238)
Foreign exchange and translation losses		(3,063)		(6,891)		(122,591)		(141,446)	(2,687)	(6,043)	(107,527)	(124,065)
Loss on valuation of short-term investment securities (Note 3)		(405)		(6,404)		—		—	(355)	(5,617)	—	—
Equity in losses of affiliates (Note 4)		(47,155)		(125,405)		(76,522)		(175,277)	(41,360)	(109,995)	(67,119)	(153,738)
Loss on disposal of account receivable — other		—		—		—		(28,711)	—	—	—	(25,183)
Loss on disposal of property, equipment and intangible assets		(28,308)		(32,024)		(6,654)		(22,835)	(24,829)	(28,089)	(5,836)	(20,029)
Loss on valuation of derivative (Note 19)		—		(20,806)		(3,707)		(93,409)	—	(18,249)	(3,251)	(81,931)
External research and development cost		(10,803)		(35,300)		(13,914)		(41,733)	(9,475)	(30,962)	(12,203)	(36,605)
Other		(6,112)		(16,591)		(6,791)		(21,311)	(5,361)	(14,553)	(5,955)	(18,692)

Sub-total		(171,766)		(512,726)		(313,221)		(778,212)	(150,658)	(449,720)	(274,729)	(682,583)

INCOME BEFORE INCOME TAX		479,622		1,381,960		565,881		1,393,987	420,685	1,212,139	496,345	1,222,689

PROVISION FOR INCOME TAX (Note 12)		(115,739)		(332,351)		(150,168)		(349,883)	(101,517)	(291,510)	(131,715)	(306,888)

NET INCOME	~~W~~	363,883	~~W~~	1,049,609	~~W~~	415,713	~~W~~	1,044,104	$319,168	$920,629	$364,630	$915,801

NET INCOME PER SHARE (In Korean won and U.S. dollars) (Note 14)	~~W~~	5,056	~~W~~	14,534	~~W~~	5,746	~~W~~	14,432	$4.435	$12.748	$5.040	$12.659

DILUTED NET INCOME PER SHARE (In Korean won and U.S. dollars) (Note 14)	~~W~~	4,979	~~W~~	14,315	~~W~~	5,655	~~W~~	14,248	$4.367	$12.556	$4.960	$12.497

See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

							Accumulated
							other				Total
	Common		Capital		Capital		comprehensive		Retained		stockholders’
	stock		surplus		adjustments		income		earnings		equity
(In millions of Korean won)
Balance, January 1, 2009	~~W~~	44,639	~~W~~	2,957,095	~~W~~	(2,147,530)	~~W~~	373,785	~~W~~	9,501,018	~~W~~	10,729,007
Cash dividends		—		—		—		—		(609,203)		(609,203)
Interim dividends (Note 17)										(72,345)		(72,345)
Net income		—		—		—		—		1,044,104		1,044,104
Conversion right		—		73,622		—		—		—		73,622
Treasury stock (Note 11)		—		—		63,538		—		(92,477)		(28,939)
Loss on disposal of treasury stock		—		(722)		(716)		—		—		(1,438)
Unrealized loss on valuation of long-term investment securities, net (Notes 3 and 13)		—		—		—		267,199		—		— 267,199
Equity in other comprehensive income changes of affiliates, net (Notes 4 and 13)		—		2,011		41,430		(42,513)		(56,041)		— (55,113)
Difference between the acquisition cost and net book value incurred from the business acquisition between companies under common control						(677,605)						— — (677,605)
Loss on valuation of currency swap, net (Notes 13 and 19)		—		—		—		13,114		—		13,114
Gain on valuation of interest swap, net (Notes 13 and 19)		—		—		—		13,703		—		13,703

Balance, September 30, 2009	~~W~~	44,639	~~W~~	3,032,006	~~W~~	(2,720,883)	~~W~~	625,288	~~W~~	9,715,056	~~W~~	10,696,106

Balance, January 1, 2010	~~W~~	44,639	~~W~~	3,032,009	~~W~~	(2,708,408)	~~W~~	913,920	~~W~~	9,959,290	~~W~~	11,241,450
Cash dividends		—		—		—		—		(607,698)		(607,698)
Interim dividends (Note 17)										(72,345)		(72,345)
Net income		—		—		—		—		1,049,609		1,049,609
Treasury stock (Note 11)						(156,088)						(156,088)
Unrealized loss on valuation of long-term investment securities, net (Notes 3 and 13)		—		—		—		(36,608)		—		— (36,608)
Equity in other comprehensive income changes of affiliates, net (Notes 4 and 13)		—		1,279		3,323		4,651		—		9,253
Loss on valuation of currency swap, net (Notes 13 and 19)		—		—		—		(6,309)		—		(6,309)
Loss on valuation of interest swap, net (Notes 13 and 19)		—		—		—		2,415		—		2,415

Balance, September 30, 2010	~~W~~	44,639	~~W~~	3,033,288	~~W~~	(2,861,173)	~~W~~	878,069	~~W~~	10,328,856	~~W~~	11,423,679

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

				Accumulated
				other		Total
	Common	Capital	Capital	comprehensive	Retained	stockholders’
	stock	surplus	adjustments	income	earnings	equity
(In thousands of U.S. dollars)
Balance, January 1, 2009	$39,154	$2,593,715	$(1,883,633)	$327,853	$8,333,495	$9,410,584
Cash dividends	—	—	—	—	(534,342)	(534,342)
Interim dividends (Note 17)					(63,455)	(63,455)
Net income	—	—	—	—	915,800	915,800
Conversion right	—	64,575		—	—	64,575
Treasury stock (Note 11)	—	—	55,730	—	(81,113)	(25,383)
Loss on disposal of treasury stock	—	(633)	(628)	—	—	(1,261)
Unrealized loss on valuation of long-term investment securities, net (Notes 3 and 13)	—	—	—	234,365	—	234,365
Equity in other comprehensive income changes of affiliates, net (Notes 4 and 13)	—	1,764	36,339	(37,289)	(49,154)	(48,340)
Difference between the acquisition cost and net book value incurred from the business acquisition between companies under common control			(594,338)			(594,338)
Loss on valuation of currency swap, net (Notes 13 and 19)	—	—	—	11,502	—	11,502
Gain on valuation of interest swap, net (Notes 13 and 19)	—	—	—	12,019	—	12,019

Balance, September 30, 2009	$39,154	$2,659,421	$(2,386,530)	$548,450	$8,521,231	$9,381,726

Balance, January 1, 2010	$39,154	$2,659,424	$(2,375,588)	$801,613	$8,735,453	$9,860,056
Cash dividends	—	—	—	—	(533,021)	(533,021)
Interim dividends (Note 17)					(63,455)	(63,455)
Net income	—	—	—	—	920,629	920,629
Treasury stock (Note 11)			(136,907)			(136,907)
Unrealized loss on valuation of long-term investment securities, net (Notes 3 and 13)	—	—	—	(32,110)	—	(32,110)
Equity in other comprehensive income changes of affiliates, net (Notes 4 and 13)	—	1,122	2,914	4,079	—	8,115
Loss on valuation of currency swap, net (Notes 13 and 19)	—	—	—	(5,533)	—	(5,533)
Loss on valuation of interest swap, net (Notes 13 and 19)	—	—	—	2,118	—	2,118

Balance, September 30, 2010	$39,154	$2,660,546	$(2,509,581)	$770,167	$9,059,606	$10,019,892

See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

	Korean won				Translation into U.S. dollars (Note 2)
	Nine months		Nine months		Nine months	Nine months
	ended		ended		ended	ended
	September 30,		September 30,		September 30,	September 30,
	2010		2009		2010	2009
	(In millions)				(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	~~W~~	1,049,609	~~W~~	1,044,104	$920,629	$915,800

Expenses not involving cash payments:
Provision for severance indemnities		25,286		25,481	22,179	22,350
Depreciation and amortization		1,543,098		1,378,122	1,353,476	1,208,773
Allowance for doubtful accounts		50,354		97,860	44,166	85,835
Foreign translation loss		177		86,255	155	75,656
Loss on valuation of short-term investment securities		6,404		—	5,617	—
Equity in losses of affiliates		125,405		175,277	109,995	153,738
Loss on disposal of accounts receivable — other				28,711		25,183
Loss on disposal of property, equipment and intangible assets		32,024		22,835	28,089	20,029
Loss on valuation of derivative		20,806		93,409	18,249	81,931
Amortization of discounts on bonds and other		27,289		35,780	23,936	31,382

Sub-total		1,830,843		1,943,730	1,605,862	1,704,877

Income not involving cash receipts:
Foreign translation gain		(15,371)		(61,838)	(13,482)	(54,239)
Equity in earnings of affiliates		(69,935)		(42,132)	(61,341)	(36,955)
Gain on valuation of short-term investment securities		—		(9,129)	—	(8,007)
Gain on disposal of property, equipment and intangible assets		(7,285)		(604)	(6,390)	(530)
Gain on valuation of derivative		(1,255)		(74,743)	(1,101)	(65,558)
Other		(33,972)		(25,749)	(29,797)	(22,585)

Sub-total		(127,818)		(214,195)	(112,111)	(187,874)

Changes in assets and liabilities related to operating activities:
Accounts receivable — trade		129,402		(79,619)	113,501	-69,835
Accounts receivable — other		(746,573)		(462,988)	(654,831)	(406,094)
Inventories		7,029		(2,759)	6,165	(2,420)
Prepaid expenses		(7,179)		24,327	(6,297)	21,338
Accrued income and other		4,933		9,473	4,327	8,309
Long-term accounts receivable — other		(148,799)		(119,274)	(130,514)	(104,617)
Accounts payable		(11,946)		(30,989)	(10,478)	(27,181)
Income tax payable		(280,879)		(197,512)	(246,363)	(173,241)
Accrued expenses		165,677		210,032	145,318	184,222
Withholdings		166,414		(66,033)	145,963	(57,918)
Current portion of subscription deposits		(1,099)		(61)	(964)	(54)
Advanced receipts and other		7,834		(2,919)	6,871	(2,560)
Deferred income taxes		(35,600)		20,683	(31,225)	18,141
Severance indemnities payments		(12,744)		(20,368)	(11,178)	(17,865)
Deposits for group severance indemnities and other deposits		4,357		12,618	3,822	11,067
Dividends received from affiliate		12,533		6,817	10,993	5,979

Sub-total		(746,640)		(698,572)	(654,890)	(612,729)

Net Cash Provided by Operating Activities		2,005,994		2,075,067	1,759,490	1,820,074

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

	Korean won				Translation into U.S. dollars (Note 2)
	Nine months		Nine months		Nine months	Nine months
	ended		ended		ended	ended
	September 30,		September 30,		September 30,	September 30,
	2010		2009		2010	2009
	(In millions)				(In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES:
Cash inflows from investing activities:
Proceeds from disposal of property and equipment	~~W~~	16,736	~~W~~	2,557	$14,679	$2,243
Proceeds from disposal of intangible assets		4,173		1,800	3,660	1,579
Disposal of short-term investment securities, net		280,057		240,153	245,642	210,642
Collection of short-term loans		163,196		266,778	143,142	233,995
Proceeds from sales of long-term investment securities		402,557		5,071	353,089	4,448
Proceeds from sales of equity securities accounted for using the equity method		44,953		6,444	39,429	5,652
Collection of long-term loans		72,385		25,173	63,490	22,080
Decrease in guarantee deposits		37,671		18,271	33,042	16,026
Decrease in other non-current assets		15,385		35,150	13,494	30,830
Cash inflows from transaction of currency swap		1,255		8,120	1,102	7,122

Sub-total		1,038,368		609,517	910,769	534,617

Cash outflows for investing activities:
Acquisition of short-term financial instruments		(40,710)		(86,302)	(35,707)	(75,697)
Extension of short-term loans		(183,356)		(204,160)	(160,824)	(179,072)
Acquisition of property and equipment		(939,078)		(918,619)	(823,680)	(805,735)
Increase in intangible assets		(22,179)		(15,463)	(19,454)	(13,563)
Acquisition of long-term financial instruments		(50)		(6,500)	(44)	(5,701)
Acquisition of long-term investment securities		(30,566)		(188,841)	(26,810)	(165,635)
Acquisition of equity securities accounted for using the equity method		(882,742)		(433,996)	(774,267)	(380,665)
Extension of long-term loans		(81,840)		(15,531)	(71,783)	(13,622)
Increase in guarantee deposits and other		(52,075)		(120,959)	(45,677)	(106,096)
Cash outflows from transaction of currency swap		—		(18,822)	—	(16,509)
Cash outflows from business acquisition		—		(894,983)	—	(785,004)

Sub-total		(2,232,596)		(2,904,176)	(1,958,246)	(2,547,299)

Net Cash Used in Investing Activities		(1,194,228)		(2,294,659)	(1,047,477)	(2,012,682)

CASH FLOWS FROM FINANCING ACTIVITIES:

Cash inflows from financing activities:
Increase in guarantee deposits received and other		52,177		7,153	45,765	6,274
Proceeds from short-term borrowings		100,000		600,000	87,712	526,270
Issuance of bonds		—		1,114,937	—	977,929
Cash inflows from transaction of currency option		—		1,014	—	889

Sub-total		152,177		1,723,104	133,477	1,511,362

Cash outflows for financing activities:
Repayment of short-term borrowings		—		(123,200)	—	(108,061)
Repayment of long-term borrowings				(6,186)		(5,426)
Repayment of current portion of long-term debts		(290,000)		(715,672)	(254,364)	(627,727)
Decrease in other non-current liabilities		(10,679)		(2,152)	(9,367)	(1,888)
Payment of dividends		(680,016)		(681,548)	(596,453)	(597,797)
Acquisition of treasury stock		(156,088)		(28,938)	(136,907)	(25,382)
Cash outflows from transaction of currency swap				(163,374)		(143,297)

Sub-total		(1,136,783)		(1,721,070)	(997,091)	(1,509,578)

Net Cash Provided by (Used in) Financing Activities		(984,606)		2,034	(863,614)	1,784

NET INCREASE IN CASH AND CASH EQUIVALENTS		(172,840)		(217,558)	(151,601)	(190,824)

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD		420,576		434,177	368,894	380,824

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	~~W~~	247,736	~~W~~	216,619	$217,293	$190,000

See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009
1. GENERAL
SK Telecom Co., Ltd. (the “Company”) was incorporated in March 1984 under the laws of Korea to engage in providing nationwide cellular telephone communication services in the Republic of Korea. The Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange and the New York and London Stock Exchanges, respectively. As of September 30, 2010, the Company’s total issued shares are held by the following:

		Percentage of
	Number of shares	total shares issued (%)
SK Group	18,748,452	23.22
POSCO Corp.	2,341,569	2.90
Institutional investors and other minority stockholders	50,314,904	62.31
Treasury stock	9,340,786	11.57

	80,745,711	100.00

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The accompanying non-consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the Republic of Korea (“Korean GAAP”) and with the accounting policies for annual financial statements for the year ended December 31, 2009.
The Company maintains its official accounting records in Korean won and prepares statutory non-consolidated financial statements in Korean language (Hangul) in conformity with Korean GAAP. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with accounting principles generally accepted in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, changes in stockholders’ equity or cash flows, is not presented in the accompanying financial statements.
The accompanying non-consolidated financial statements are stated in Korean won, the currency of the country in which the Company is incorporated and operates. The translation of Korean won amounts into U.S. dollar amounts is included solely for the convenience of readers of financial statements and has been made at the rate of ~~W~~1,140.10 to US$1.00, the Noon Buying Rate in the City of New York for cable transfers in Korean won as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of the period ended September 30, 2010. Such translations into U.S. dollars should not be construed as representations that the Korean won amounts could be converted into U.S. dollars at that, or any other rate.

3. INVESTMENT SECURITIES
     a. Short-term Investment Securities
Short-term investment securities as of September 30, 2010 and December 31, 2009 are as follows (In millions of Korean won):

	September 30, 2010						December 31, 2009
	Acquisition				Carrying		Fair value and
	cost		Fair value		amount		carrying amount
Trading securities (Note)	~~W~~	85,000	~~W~~	83,721	~~W~~	83,721	~~W~~	370,126
Current portion of long-term investment securities		245,533		504,463		504,463		56

Total	~~W~~	328,533	~~W~~	588,184	~~W~~	588,184	~~W~~	370,182

(Note)	The Company’s trading securities as of September 30, 2010 are all beneficiary certificates, and the difference between the fair value and acquisition cost was recorded in other income (expenses) as gain (loss) on valuation of short-term investment securities.
     b. Long-term Investment Securities
Long-term investment securities as of September 30, 2010 and December 31, 2009 are as follows (In millions of Korean won):

	September 30, 2010		December 31, 2009
Available-for-sale equity securities	~~W~~	1,944,859	~~W~~	2,026,921
Available-for-sale debt securities		93,229		393,397

Total		2,038,088		2,420,318
Less: current portion		(504,463)		(56)

Long-term portion	~~W~~	1,533,625	~~W~~	2,420,262

b-(1). Available-for-sale Equity Securities
Available-for-sale equity securities as of September 30, 2010 and December 31, 2009 are as follows (In millions of Korean won):

	September 30, 2010								Carrying amount
	Number of	Percentage	Acquisition						September		December
	shares	(%)	cost			Fair value			30, 2010		31, 2009
(Investments in listed companies)
SK C&C Co., Ltd.	4,500,000	9.0	~~W~~	150,495		~~W~~	411,425	(Note a)	~~W~~	411,425	~~W~~	201,600
Digital Chosunilbo Co., Ltd.	2,890,630	7.8		5,781			6,475			6,475		6,995
KRTnet Corporation	234,150	4.4		1,171			1,571			1,571		1,573
POSCO Corp.	2,481,310	2.8		332,662			1,280,356			1,280,356		1,533,450
nTels Co., Ltd.	205,200	6.2		34			753			753		1,161
IHQ, Inc.	3,790,770	9.4		3,830		4,871		(Note b)		4,871		—
Sprint Nextel	—	—		—			—	(Note c)		—		74,215

Sub-total				493,973			1,705,451			1,705,451		1,818,994

(Investments in non-listed companies)
The Korea Economic Daily	2,585,069	13.8		13,964	(Note d)					13,964		13,964
Others				121,160	(Notes c, d & e)					4,902		5,601

Sub-total				135,124						18,866		19,565

(Investments in funds)
Global Opportunities Breakaway Fund				216,508			206,872	(Note f)		206,872		175,140
Others				13,669	(Note d)					13,670		13,222

Sub-total				230,177						220,542		188,362

Total				859,274						1,944,859		2,026,921
Less: current portion				(150,735)						(411,666)		—

Long-term portion			~~W~~	708,539					~~W~~	1,533,193	~~W~~	2,026,921

(Note a)	As the common stocks of SK C&C were listed on the Stock Market of Korea Exchange during the year ended December 31, 2009, the Company sold 10,500,000 shares through initial public offering and recorded the residual investment at its market value as of September 30, 2010. In addition, the Company recorded unrealized gain on valuation of investments of ~~W~~233,099 million (net of tax effect ~~W~~74,419 million) as of September 30, 2010.

(Note b)	The Company disposed 11,170,014 shares during the nine months ended September 30, 2010. As a result, the Company reclassified the remaining shares from equity securities accounted for using the equity method to available-for-sale equity securities.

(Note c)	The investment in common stock of Sprint Nextel and others were sold during the nine months ended September 30, 2010 and the difference between the disposal price and acquisition cost was recorded as loss on disposal of long term investment securities.

(Note d)	As a reasonable estimate of fair value could not be made, the investment is stated at acquisition cost.

(Note e)	Due to the impairment of the investment of Mobinex Inc. and others, the Company recorded ~~W~~6,246 million of impairment loss on investment securities for the year ended December 31, 2009.

(Note f)	For the year ended December 31, 2009, the Company entered into limited partnership agreement with overseas private fund. In accordance with the partnership agreement, the Company has contributed US$175 million out of total capital commitment of US$200 million. In addition, the difference between the fair value and acquisition cost of ~~W~~7,516 million (net of tax effect of ~~W~~2,120 million) was recorded as unrealized gain on valuation of long-term investment securities in other comprehensive income.
b-(2). Available-for-sale Debt Securities
Available-for-sale debt securities as of September 30, 2010 and December 31, 2009 are as follows (In millions of Korean won):

				Carrying amount
				September		December
	Maturity	Acquisition cost		30, 2010		31, 2009
Public bonds	(Note a)	~~W~~	401	~~W~~	401	~~W~~	457
Closed beneficiary certificates	October 2011		31		30		8
Bond-type beneficiary certificates	June 2011		—		—		300,134
Subordinated bonds (Note b)			90,980		90,980		90,980
Convertible bonds of Magic Tech Network Co., Ltd. (Note c)	March 2011		1,818		1,818		1,818

Total			93,230		93,229		393,397
Less current portion			(92,798)		(92,798)		(56)

Long-term available-for-sale debt securities		~~W~~	432	~~W~~	431	~~W~~	393,341

The interest income incurred from available-for-sale debt securities for the nine months ended September 30, 2010 and 2009, and for the three months ended September 30, 2010 and 2009, is ~~W~~10 million and ~~W~~229 million, ~~W~~3 million and ~~W~~68 million, respectively.

(Note a)	The maturities of public bonds as of September 30, 2010 and December 31, 2009 are as follows (In millions of Korean won):

Maturity	September 30, 2010		December 31, 2009
Within one year	~~W~~	—	~~W~~	56
After one year but within five years		401		401

	~~W~~	401	~~W~~	457

(Note b)	The Company purchased subordinated bonds issued by a special purpose company as part of the asset-backed securitization of accounts receivable-other resulting from its mobile phone financing plan.

(Note c)	On September 3, 2009, the Company purchased convertible bonds of Magic Tech Network Co., Ltd. for US$1,458,065. Such convertible bonds have a conversion price of US$274.75 per share of common stock of Magic Tech Network Co., Ltd.

b-(3). Changes in Unrealized Gains (Losses) on Investments in Common Stock
The changes in unrealized gains (losses) on investments in common stock for the nine months ended September 30, 2010 and 2009 are as follows (In millions of Korean won):

	For the nine months ended September 30, 2010
			Increase
	Beginning balance		(decrease)		Ending balance
Available-for-sales securities:
Unrealized gain on valuation of long-term Investment securities	~~W~~	1,301,359	~~W~~	(43,888)	~~W~~	1,257,471
Unrealized loss on valuation of long-term Investment securities		(12,520)		2,884		(9,636)

Sub-total		1,288,839		(41,004)		1,247,835
Less tax effect		(285,694)		4,396		(281,298)

Total	~~W~~	1,003,145	~~W~~	(36,608)	~~W~~	966,537

	For the nine months ended September 30, 2009
			Increase
	Beginning balance		(decrease)		Ending balance
Available-for-sales securities:
Unrealized gain on valuation of long-term Investment securities	~~W~~	941,096	~~W~~	89,007	~~W~~	1,030,103
Unrealized loss on valuation of long-term Investment securities		(401,945)		241,820		(160,125)

Sub-total		539,151		330,827		869,978
Less tax effect		(125,881)		(63,628)		(189,509)

Total	~~W~~	413,270	~~W~~	267,199	~~W~~	680,469

4.	EQUITY SECURITIES ACCOUNTED FOR USING THE EQUITY METHOD

Equity securities accounted for using the equity method of accounting as of September 30, 2010 and December 31, 2009 are as follows (In millions of Korean won):

	September 30, 2010							Carrying Amount
		Ownership
	Number	percentage	Acquisition		Net asset			September		December
	of shares	(%)	cost		value			30, 2010		31, 2009
SK Broadband Co., Ltd.	149,638,354	50.6	~~W~~	1,450,804	~~W~~	671,250		~~W~~	1,174,573	~~W~~	1,242,247
SK Communications Co., Ltd.	28,029,945	64.7		175,441		146,488			157,048		148,831
SK Telink Co., Ltd.	943,997	90.8		5,296		153,430			153,430		133,029
SK Marketing & Company Co., Ltd.	5,000,000	50		190,000		116,261			116,261		112,531
HanaSK Card Co., Ltd.	57,647,058	49		402,476		315,282	(Note a)		383,944		—
PS&Marketing Corporation	30,000,000	100		230,000		190,100	(Note b)		190,100		133,934
SK Wyverns Baseball Club Co., Ltd.	199,997	100		1,000		—			—		—
Paxnet Co., Ltd.	5,590,452	59.7		26,563		15,142			28,284		30,611
F&U Credit Information Co., Ltd.	300,000	50		2,410		3,935			4,364		4,481
TU Media Corp.	28,538,064	44.2		151,980		11,057			11,057		11,710
IHQ, Inc.	—	—		—		—	(Note c)		—		20,178
Ntreev Soft Co., Ltd.	2,064,970	63.7		33,196		9,249			9,249		7,708
Commerce Planet Co., Ltd.	29,396	100		8,251		360			360		139
Loen Entertainment, Inc.	16,054,812	63.5		57,874		48,531			48,531		40,234
Harex Info Tech, Inc.	—	—		—		—	(Note c)		—		62
SK Mobile	—	20		4,930		2,111			2,111		2,111
SKT Vietnam PTE Ltd.	180,476,700	73.3		191,273		24,673			24,673		26,264
Skytel Co., Ltd.	1,951,777	29.3		2,159		18,683			18,683		14,958
SK China Company Ltd.	72,000	22.5		49,529		48,916	(Note b)		47,830		3,919
SK Telecom China Co., Ltd.	—	100		7,340		9,443			9,443		9,443
TR Entertainment	—	42.2		10,953		2,317			6,350		7,560
ULand Company Ltd.	14,100,100	70.1		17,511		3,829			3,829		3,819
SKT Americas, Inc.	109	100		63,494		56,156	(Note b)		56,156		26,131
SK Telecom China Holding Co., Ltd.	—	100		34,251		28,052	(Note b)		28,052		23,396
SK USA, Inc.	49	49		3,184		5,498			5,498		5,498
Helio, Inc.	79,437	14.3		134		12			12		12
Korea IT Fund	190	63.3		190,000		225,462			225,462		220,957
1st Music Investment Fund of SK-PVC	1,385	69.3		3,903		2,646			2,646		4,695
2nd Music Investment Fund of SK-PVC	1,585	79.3		699		661			661		8,036
SK-KTB Music Investment Fund	209,947,978	74.2		210		442			442		13,538
Stonebridge Cinema Fund	120	45.6		12,000		7,510			7,510		8,255
Michigan Global Cinema Fund	40	36.4		4,000		3,585			3,585		3,651
3rd Fund of Isu Entertainment	25	31.3		2,500		1,635			1,635		1,635
SK Telecom Advanced Tech & Service Center	—	100		6,989		9,536			9,536		9,536
Cyworld China Holdings	10,500,000	53.8		10,272		—			—		—
Magic Tech Network Co., Ltd.	4,500	30		8,494		941			4,340		5,267
SK Telecom Global Investment B.V.	18,000	100		39,319		40,252			40,252		41,013
SKY Property Mgmt. Ltd.	22,980	60		283,368		269,557			269,557		264,850

	September 30, 2010						Carrying Amount
		Ownership
	Number	percentage	Acquisition		Net asset		September		December
	of shares	(%)	cost		value		30, 2010		31, 2009
Wave City Development Co. Ltd.	382,000	19.1		1,967	1,532			1,532		1,532
Prmaxsoftware Tech. Co., Ltd.	—	97.2		11,665	100			100		2,432
Benex Digital Cultural Contents Fund	50	19.9		5,000	4,694			4,694		4,912
2nd Benex Focus investment Fund	200	66.7		20,000	19,344			19,344		19,782
K-net Culture & Contents Venture Fund	295	59		29,500	28,364	(Note b)		28,364		11,157
Open Innovation Fund	450	98.9		45,000	44,474	(Note b)		44,474		19,938
UniSK	49	49		3,475	4,247			4,247		4,247
SK Beijing Industrial Development Co., Ltd.	19,843,800	100		23,709	18,009			18,009		18,009
Cyworld Japan	375,000	30		3,141	66			66		66
Cyworld Inc.	2,850,000	30		2,672	—			—		—
Daehan Kanggun BcN Co., Ltd.	1,461,486	29		7,307	7,262			7,262		7,272
SK Telecom Europe Limited	690,000	100		1,286	1,286	(Note d)		1,286		1,286
SK Fans Co., Limited	—	51		13,775	13,775	(Note e)		13,775		—
SK Telecom Smart City Management Co., Ltd.	—	60		1,709	1,709	(Note e)		1,709		—
Service Ace Co., Ltd.	4,385,400	100		21,927	22,335	(Note e)		22,335		—
Service Top Co., Ltd.	2,856,200	100		14,281	16,723	(Note e)		16,723		—
Network O&S Co., Ltd.	3,000,000	100		15,000	20,515	(Note e)		20,515		—
YTK Investment Ltd.	—	58.5		28,000	28,000	(Note e)		28,000		—
Benex Sector Limited Partnership IV	—	49.7		25,000	25,000	(Note e)		25,000		—
KIF Stonebridge Fund	—	22.5		700	700	(Note e)		700		—
SK Technology Innovation Company	—	49		28,146	28,146	(Note e)		28,146		—
PT. Melon Indonesia	—	49		6,493	6,492	(Note e)		6,492		—
Packet One Network	—	27.2		119,984	39,479	(Note f)		119,984		—

			~~W~~	4,111,540			~~W~~	3,458,221	~~W~~	2,680,872

(Note a)	The Company acquired 57,647,058 shares of HanaSK Card Co., Ltd. during the nine months ended September 30, 2010. As a result, the Company holds 49.0% ownership in HanaSK Card Co., Ltd.

(Note b)	During the nine months ended September 30, 2010, the Company made an additional investment of ~~W~~80,000 million, ~~W~~44,859 million, ~~W~~33,036 million, ~~W~~4,656 million, ~~W~~17,700 million and ~~W~~25,000 million in PS&Marketing Corporation, SK China Company Ltd., SKT Americas, Inc., SK Telecom China Holdings Co., Ltd., K-net Culture & Contents Venture Fund and Open Innovation Fund, respectively.

(Note c)	During the nine months ended September 30, 2010, the ownership percentage of IHQ Inc. was decreased because the Company disposed 11,170,014 shares. And the ownership percentage of harex info Tech, Inc was decreased because the Company did not participate in paid-in capital increase. As a result, the Company reclassified remaining shares of IHQ Inc. and Harex Info Tech, Inc. from the equity securities accounted for using the equity method to available-for-sale equity securities.

(Note d)	As allowed under Korean GAAP, investments in equity securities of SK Telecom Europe Limited is stated at their acquisition cost instead of amount valued using the equity method of accounting, as changes in the Company’s portion of stockholders’ equity of such investees were not expected to be material.

(Note e)	During the nine months ended September 30, 2010, the Company incorporated SK Fans Co., Limited, SK Telecom Smart City management Co., Ltd., Service Ace Co., Ltd., Service Top Co., Ltd., Network O&S Co., Ltd., YTK Investment Ltd., Benex Sector Limited Partnership IV, KIF Stonebridge Fund, SK Technology Innovation Company and PT. Melon Indonesia.

(Note f)	During the nine months ended September 30, 2010, the Company acquired 979,474 shares of convertible preferred stock of Packet One Network. As a result, the Company holds 27.2% ownership in Packet One Network.
Details of the changes in investments in affiliates accounted for using the equity method for the nine months ended September 30, 2010 and 2009 are as follows (In millions of Korean won):

	For the nine months ended September 30, 2010
									Equity in
									other com-			Equity
							Equity in		prehen-			method in				Other
		Beginning		Acquisi			earnings		sive	Capital		capital		Dividend		increase		Ending
		Balance		-tion			(losses)		income	Surplus		adjustments		received		(decrease)		balance
SK Broadband Co., Ltd.	(Note a)	~~W~~	1,242,247	~~W~~	—	~~W~~	(62,305)	~~W~~	(5,505)	~~W~~	—	~~W~~	136	~~W~~	—	~~W~~	—	~~W~~	1,174,573
SK Communications Co., Ltd.	(Note a)		148,831		—		6,944		791		998		(516)		—		—		157,048
SK Telink Co., Ltd.	(Notes a and c)		133,029		—		27,858		(94)		—		—		(7,363)		—		153,430
SK Marketing & Company Co., Ltd.	(Note a)		112,531		—		3,777		(47)		—		—		—		—		116,261
HanaSK Card Co., Ltd.	(Note a)		—		402,476		(18,310)		(222)		—		—		—		—		383,944
PS&Marketing Corporation	(Note a)		133,934		80,000		(22,672)		—		—		(1,162)		—		—		190,100
SK Wyverns Baseball Club Co., Ltd.	(Note b)		—		—		(221)		—		—		—		—		221		—
Paxnet Co., Ltd.	(Notes a and c		30,611		—		(1,248)		—		360		(360)		(1,079)		—		28,284
F&U Credit information Co., Ltd.	(Note b)		4,481		—		(117)		—		—		—		—		—		4,364
TU Media Corp.	(Note a)		11,710		—		(653)		—		—		—		—		—		11,057
IHQ, Inc.	(Note a)		20,178		—		(2,867)		(16)		—		—		—		(17,295)		—
Ntreev Soft Co., Ltd.	(Note a)		7,708		—		1,543		(2)		—		—		—		—		9,249
Commerce Planet Co., Ltd.	(Note b)		139		—		221		—		—		—		—		—		360
Loen Entertainment, Inc.	(Notes a and c		40,234		—		8,714		209		—		—		(626)		—		48,531
Harex Info Tech, Inc.	(Note b)		62		—		—		—		—		—		—		(62)		—
SK Mobile	(Note b)		2,111		—		—		—		—		—		—		—		2,111
SKT Vietnam PTE Ltd.	(Note a)		26,264		—		(922)		(669)		—		—		—		—		24,673
Skytel Co., Ltd.	(Notes a and c)		14,958		—		2,832		1,337		—		—		(444)		—		18,683
SK China Company Ltd.	(Notes b and d)		3,919		44,858		—		—		—		—		—		(947)		47,830
SK Telecom China Co., Ltd.	(Note b)		9,443		—		—		—		—		—		—		—		9,443
TR Entertainment	(Note b)		7,560		—		(1,210)		—		—		—		—		—		6,350
ULand Company Ltd.	(Note a)		3,819		—		(138)		148		—		—		—		—		3,829
SKT Americas, Inc.	(Note a)		26,131		33,037		(8,490)		5,478		—		—		—		—		56,156
SK Telecom China Holding Co., Ltd.	(Note a)		23,396		4,657		24		(25)		—		—		—		—		28,052
SK USA, Inc.	(Note b)		5,498		—		—		—		—		—		—		—		5,498
Helio, Inc.	(Note b)		12		—		—		—		—		—		—		—		12
Korea IT Fund	(Notes a and c)		220,957		—		6,509		954		—		—		(2,958)		—		225,462
1st Music Investment Fund of SK-PVC	(Notes b and d)		4,695		—		—		—		—		—		—		(2,049)		2,646
2nd Music Investment Fund of SK-PVC	(Notes b and d)		8,036		—		(548)		—		—		—		—		(6,827)		661
SK-KTB Music Investment Fund	(Notes a, c and d)		13,538		—		682		925		—		44		(63)		(14,684)		442
Stonebridge Cinema Fund	(Note a)		8,255		—		(745)		—		—		—		—		—		7,510
Michigan Global Cinema Fund	(Note b)		3,651		—		(66)		—		—		—		—		—		3,585
3rd Fund of Isu Entertainment	(Note b)		1,635		—		—		—		—		—		—		—		1,635
SK Telecom Advanced Tech & Service Center	(Note b)		9,536		—		—		—		—		—		—		—		9,536
Cyworld China Holdings	(Note b)		—		—		(11)		11		—		—		—		—		—
Magic Tech Network Co., Ltd.	(Note b)		5,267		—		(927)		—		—		—		—		—		4,340
SK Telecom Global Investment B.V.	(Note a)		41,013		—		141		(902)		—		—		—		—		40,252
SKY Property Mgmt. Ltd.	(Note a)		264,850		—		2,324		2,383		—		—		—		—		269,557
Wave City Development Co. Ltd.	(Note b)		1,532		—		—		—		—		—		—		—		1,532
Prmaxsoftware Tech. Co., Ltd.	(Note b)		2,432		—		(2,332)		—		—		—		—		—		100
Benex Digital Cultural Contents Fund	(Note b)		4,912		—		(218)		—		—		—		—		—		4,694

	For the nine months ended September 30, 2010
						Equity in
						other com-		Equity
					Equity in	prehen-		method in		Other
		Beginning		Acquisi	earnings	sive	Capital	capital	Dividend	increase	Ending
		Balance		-tion	(losses)	income	Surplus	adjustments	received	(decrease)	balance
2nd Benex Focus investment Fund	(Note a)		19,782	—	(438)	—	—	—	—	—		19,344
K-net Culture & Contents Venture Fund	(Note a)		11,157	17,700	(493)	—	—	—	—	—		28,364
Open Innovation Fund	(Note a)		19,938	25,000	(463)	—	—	(1)	—	—		44,474
UniSK	(Note b)		4,247	—	—	—	—	—	—	—		4,247
SK Beijing Industrial Development Co., Limited	(Note b)		18,009	—	—	—	—	—	—	—		18,009
Cyworld Japan	(Note b)		66	—	—	—	—	—	—	—		66
Cyworld Inc.	(Note b)		—	—	—	—	—	—	—	—		—
Daehan Kanggun BcN Co., Ltd.	(Note b)		7,272	—	(10)	—	—	—	—	—		7,262
SK Telecom Europe Limited	(Note b)		1,286	—	—	—	—	—	—	—		1,286
SK Fans Co., Limited	(Note b)		—	13,775	—	—	—	—	—	—		13,775
SK Telecom Smart City Management Co., Ltd.	(Note b)		—	1,709	—	—	—	—	—	—		1,709
Service Ace Co., Ltd.	(Note a)		—	21,927	408	—	—	—	—	—		22,335
Service Top Co., Ltd.	(Note a)		—	14,281	2,442	—	—	—	—	—		16,723
Network O&S Co., Ltd.	(Note a)		—	15,000	5,515	—	—	—	—	—		20,515
YTK Investment, Ltd.	(Note b)		—	28,000	—	—	—	—	—	—		28,000
Benex Sector Limited Partnership IV	(Note b)		—	25,000	—	—	—	—	—			25,000
KIF Stonebridge Fund	(Note b)		—	700	—	—	—	—	—			700
SK Technology Innovation Company	(Note b)		—	28,146	—	—	—	—	—			28,146
PT. Melon Indonesia	(Note b)		—	6,492	—	—	—	—	—			6,492
Packet One Network	(Note b)		—	119,984	—	—	—	—	—			119,984

Total		~~W~~	2,680,872	884,742	(55,470)	4,754	1,358	(1,859)	(12,533)	(41,643)	~~W~~	3,458,221

(Note a)	Investment is recorded using the equity method of accounting based on unaudited and unreviewed financial statements as of and for the nine months ended September 30, 2010. In order to verify the reliability of such unaudited and unreviewed financial statements, the Company has performed the following procedures and found no significant errors:

	i)	obtained the signature from the chief executive officer of the equity method investee asserting that the unaudited and unreviewed financial statements are accurate

	ii)	checked whether the major transactions identified by the Company, including public disclosures, were appropriately reflected in the unaudited and unreviewed financial statements

	iii)	performed an analytical review on the unaudited and unreviewed financial statements

(Note b)	Investments in equity securities are carried using the equity method of accounting based on the financial statements as of December 31, 2009 as information as of September 30, 2010 is not available. The change in the Company’s portion of stockholders’ equity of the investee for the nine months ended September 30, 2010 is expected to be immaterial.

(Note c)	The Company received dividends from SK Telink Co., Ltd., Paxnet Co., Ltd., Loen Entertainment, Inc., Skytel Co., Ltd., Korea IT Fund and SK-KTB Music Investment Fund and the corresponding amounts are deducted from the carrying amount of equity securities accounted for using the equity method.

(Note d)	Other decrease in SK China Company Ltd., 1st Music Investment Fund of SK-PVC and 2nd Music Investment Fund of SK-PVC is due partial disposal of investments during the nine months ended September 30, 2010.

		For the nine months ended September 30, 2009
								Equity in other
		Beginning		Acquisi			Equity in earnings	comprehensive		Capital			Equity method in	Equity method in				Other increase		Ending
		balance		-tion			(losses)	income		surplus			retained earnings	capital adjustments		Dividend received		(decrease)		balance
SK Broadband Co., Ltd.	(Note a)	~~W~~	1,146,736	~~W~~	241,176	~~W~~	(76,740)	~~W~~	5,021	~~W~~	—	~~W~~	(56,043)	~~W~~	22,555	~~W~~	—	~~W~~	—	~~W~~	1,282,705
SK Communications Co., Ltd.	(Note a)		147,392		—		(10,850)		(18,433)		2,047		—		15,705		—		—		135,861

SK Telink Co., Ltd.	(Notes a and c)		112,358		—		23,009		273		—		—		—		(6,325)		—		129,315
SK Marketing & Company Co., Ltd.	(Note a)		101,345		—		11,167		(4,770)		—		—		—		—		—		107,742
PS&Marketing Corporation	(Note a)		—		150,000		(15,200)		—		—		—		—		—		—		134,800
SK Wyverns Baseball Club Co., Ltd.	(Note b)		—		—		(1)		—		—		—		—		—		—		—

Paxnet Co., Ltd.	(Notes a and c)		30,086		—		1,136		(281)		—		—		281		(492)		—		30,730
F&U Credit Information Co., Ltd.	(Note b)		4,244		—		(108)		—		—		—		—		—		—		4,136
TU Media Corp.	(Note a)		14,847		—		(2,371)		36		(36)		—		—		—		—		12,476
Aircross Co., Ltd.	(Note d)		7,289		—		—		—		—		—		—		—		(7,289)		—
IHQ, Inc.	(Note a)		26,957		—		(5,345)		(5,007)		—		—		5,970		—		—		22,575
Ntreev Soft Co., Ltd.	(Note a)		9,575		—		(302)		43		—		—		49		—		—		9,365
Commerce Planet Co., Ltd.	(Note b)		1,535		—		(428)		—		—		—		—		—		—		1,107
Loen Entertainment, Inc.	(Note a)		35,895		—		1,323		2,945		—		—		(322)		—		—		39,841
Harex Info Tech, Inc.	(Note b)		598		—		(265)		—		—		—		—		—		—		333
SK Mobile	(Note b)		2,111		—		—		—		—		—		—		—		—		2,111
SKT Vietnam PTE Ltd.	(Note a)		112,160		—		(17,822)		(4,807)		—		—		—		—		—		89,531
Skytel Co., Ltd.	(Note a)		12,381		—		4,574		(2,508)		—		—		—		—		—		14,447
SK China Company Ltd.	(Note b)		3,657		—		(176)		(11)		—		—		—		—		—		3,470
SK Telecom China Co., Ltd.	(Note b)		7,157		—		5		3,096		—		—		—		—		—		10,258
TR Entertainment	(Note a)		9,626		—		(1,488)		(124)		—		—		—		—		—		8,014
ULand Company Ltd.	(Note a)		5,401		—		(1,077)		(238)		—		—		—		—		—		4,086
Virgin Mobile USA, Inc.	(Note a)		62,096		—		(11,529)		11		—		—		—		—		—		50,578

SKT Americas, Inc.	(Notes a and e)		36,126		—		(20,404)		(1,758)		—		—		—		—		12,990		26,954
SK Telecom China Holding Co., Ltd.	(Note a)		30,780		6,302		(6,258)		(1,790)		—		—		—		—		—		29,034
SK USA, Inc.	(Note b)		5,041		—		182		26		—		—		—		—		—		5,249
Helio, Inc.	(Note b)		116		—		—		(26)		—		—		26		—		—		116
Korea IT Fund	(Note a)		210,725		—		(345)		175		—		—		—		—		—		210,555
1st Music Investment Fund of SK-PVC	(Note b)		5,688		—		(1,181)		153		—		—		—		—		—		4,660
2nd Music Investment Fund of SK-PVC	(Note b)		8,441		—		(547)		—		—		—		—		—		—		7,894
SK-KTB Music Investment Fund	(Note a)		13,954		—		(680)		(72)		—		—		1		—		—		13,203
Stonebridge Cinema Fund	(Note a)		8,435		—		(282)		—		—		—		—		—		—		8,153
Michigan Global Cinema Fund	(Note b)		3,577		—		—		—		—		—		—		—		—		3,577
3rd Fund of Isu Entertainment	(Note b)		1,568		—		—		—		—		—		—		—		—		1,568
SK Telecom Advanced Tech & Service Center	(Note b)		10,053		—		(194)		(31)		—		—		—		—		—		9,828
Cyworld China Holdings	(Note b)		2,117		—		179		(194)		—		—		(928)		—		—		1,174
Magic Tech Network	(Note b)		7,725		—		(927)		—		—		—		—		—		—		6,798
SK Telecom Global Investment B.V.	(Note a)		31,866		13,274		120		(3,437)		—		—		—		—		—		41,823
SKY Property Mgmt. Ltd.	(Note a)		287,405		—		436		(15,150)		—		—		—		—		—		272,691
Wave City Development Co. Ltd.	(Note b)		1,908		—		—		—		—		—		—		—		—		1,908
Prmaxsoftware Tech. Co., Ltd.	(Note b)		7,127		4,538		(518)		—		—		—		—		—		—		11,147
Benex Digital Cultural Contents Fund	(Note b)		5,068		—		—		—		—		—		—		—		—		5,068
2nd Benex Focus investment Fund	(Note a)		20,089		—		(191)		—		—		—		—		—		—		19,898
K-net Culture & Contents Venture Fund	(Note b)		5,856		5,900		—		—		—		—		—		—		—		11,756
Open Innovation Fund	(Note a)		20,044		—		(48)		—		—		—		—		—		—		19,996

Total		~~W~~	2,577,155		421,190		(133,145)		(46,858)		2,011		(56,043)		43,337		(6,817)		5,701	~~W~~	2,806,531

(Note a)	Investment is recorded using the equity method of accounting based on unaudited and unreviewed financial statements as of and for the nine months ended September 30, 2009. In order to verify the reliability of such unaudited and unreviewed financial statements, the Company has performed the following procedures and found no significant errors:
i)	obtained the signature from the chief executive officer of the equity method investee asserting that the unaudited and unreviewed financial statements are accurate

ii)	checked whether the major transactions identified by the Company, including public disclosures, were appropriately reflected in the unaudited and unreviewed financial statements

iii)	performed an analytical review on the unaudited and unreviewed financial statements
(Note b)	Investments in equity securities are carried using the equity method of accounting based on the financial statements as of December 31, 2008 as information as of September 30, 2009 was not available and the change in the Company’s portion of stockholders’ equity of the investee for the nine months ended September 30, 2009 is immaterial.

(Note c)	The Company received dividends from SK Telink Co., Ltd. and Paxnet Co., Ltd., and the corresponding amount was deducted from the carrying amount of equity method securities.

(note d)	Other decrease in investments in Aircross Co., Ltd. represents the collection of the Company’s investment resulting from the full liquidation of Aircross Co., Ltd.

(note e)	For the nine months ended September 20, 2009, SKT Americas, Inc. merged with SKT Holding America and as such the book value of the investment in SKT Holding America is transferred to the investment in SKT Americas, Inc. as of September 30, 2009.

Details of changes in the differences between the acquisition cost and net asset value of equity method investees at the acquisition date for the nine months ended September 30, 2010 and 2009 are as follows (In millions of Korean won):

	For the nine months ended September 30, 2010
	Beginning		Increase/				Ending
	balance		(Decrease)		Amortization		balance
SK Broadband Co., Ltd.	~~W~~	534,955	~~W~~	—	~~W~~	(31,632)	~~W~~	503,323
SK Communications Co., Ltd.		11,229		—		(669)		10,560
HanaSK Card Co., Ltd.		—		70,690		(2,026)		68,664
Paxnet Co., Ltd.		13,946		—		(805)		13,141
F&U Credit information Co., Ltd.		461		—		(31)		430
IHQ, Inc.		8,260		(6,883)		(1,377)		—
Loen Entertainment, Inc.		408		—		(408)		—
TR Entertainment		5,243		—		(1,210)		4,033
Magic Tech Network Co., Ltd.		4,326		—		(928)		3,398
Daehan Kanggun BcN Co., Ltd.		—		9		(9)		—

Packet One Network		—		80,505		—		80,505

Total	~~W~~	578,828	~~W~~	144,321	~~W~~	(39,095)	~~W~~	684,054

	For the nine months ended September 30, 2009
	Beginning		Increase/				Ending
	balance		(decrease)		Amortization		balance
SK Broadband Co., Ltd.	~~W~~	534,051	~~W~~	26,435	~~W~~	(15,389)	~~W~~	545,097
SK Communications Co., Ltd.		12,122		—		(669)		11,453
Paxnet Co., Ltd.		15,018		—		(805)		14,213
F&U Credit Information Co., Ltd.		503		—		(31)		472
IHQ, Inc.		13,767		—		(4,130)		9,637
Ntreev Soft Co., Ltd.		595		—		(446)		149
Loen Entertainment, Inc.		1,223		—		(612)		611
Harex Info Tech, Inc.		351		—		(263)		88
Skytel Co., Ltd.		(1,387)		—		1,387		—
SK China Company Ltd.		106		—		(106)		—
TR Entertainment		6,856		—		(1,210)		5,646
Virgin mobile USA, Inc.		125,930		—		(19,884)		106,046
Magic Tech Network		5,562		—		(927)		4,635
Prmaxsoftware Tech. Co., Ltd.		691		—		(518)		173

Total	~~W~~	715,388	~~W~~	26,435	~~W~~	(43,603)	~~W~~	698,220

Details of changes in unrealized intercompany gains incurred from sales of assets for the nine months ended September 30, 2010 and 2009 are as follows (In millions of Korean won):

	For the nine months ended September 30, 2010
	Beginning						Ending
	balance		Increase		Decrease		balance
SK Communications Co., Ltd.	~~W~~	128	~~W~~	—	~~W~~	(128)	~~W~~	—
SK China Company Ltd.		1,086		—		—		1,086

Total	~~W~~	1,214		—		(128)	~~W~~	1,086

	For the nine months ended September 30, 2009
	Beginning						Ending
Subsidiary	balance		Increase		Decrease		balance
SK Communications Co., Ltd.	~~W~~	269	~~W~~	—	~~W~~	(105)	~~W~~	164
SK China Company Ltd.		1,086		—		—		1,086

Total	~~W~~	1,355		—		(105)	~~W~~	1,250

Details of market price of the equity securities accounted for using the equity method as of September 30, 2010 are as follows (In millions of Korean won, except for market price per share):

	Market price		Number of
	per share		shares owned by the
	(In Korean won)		Company	Market price
SK Broadband Co., Ltd.	~~W~~	5,440	149,638,354	~~W~~	814,033
SK Communications Co., Ltd.		18,800	28,029,945		526,963
Loen Entertainment, Inc.		6,230	16,054,812		100,021

The condensed financial information of the investees as of and for the nine months ended September 30, 2010 is as follows (In millions of Korean won):

	Total		Total					Net
	assets		liabilities		Revenue			income (loss)
SK Broadband Co., Ltd.	~~W~~	2,972,705	~~W~~	1,645,086	~~W~~	1,525,155	~~W~~	(61,624)
SK Communications Co., Ltd.		328,895		102,336		176,005		9,777
SK Telink Co., Ltd.		248,845		79,812		238,425		32,987
SK Marketing & Company Co., Ltd.		635,625		403,103		291,913		10,439
HanaSK Card Co., Ltd.		2,729,003		2,085,569		342,920		(46,729)
PS&Marketing Corporation		355,687		165,587		528,547		(22,584)
Paxnet Co., Ltd.		36,877		11,528		23,449		(794)
TU Media Corp.		220,872		195,830		93,557		(1,703)
Loen Entertainment, Inc.		122,985		46,532		101,879		15,066
SKT Vietnam PTE Ltd.		49,267		15,616		170		(1,005)
Skytel Co., Ltd.		71,491		7,821		22,989		10,342
SKT Americas, Inc		56,680		524		13,554		(7,664)
SK Telecom China Holdings Co.,Ltd.		33,749		5,698		18,198		(1,366)
Korea IT Fund		355,992		—		—		12,249
SKT-KTB Music Investment Fund		602		7		915		918
Stonebridge Cinema Fund		16,575		115		390		1,469
SK Telecom Global Investment B.V.		40,359		107		328		141
SKY Property Mgmt. Ltd.		560,306		111,045		29,074		4,106
2nd Benex Focus investment Fund		29,015		—		223		(658)
K-net Culture & Contents Venture Fund		48,074		—		115		(835)
Open Innovation Fund		44,968		—		348		(471)
Service Ace Co., Ltd.		37,354		15,019		26,549		408
Service Top Co., Ltd.		28,105		11,382		28,718		2,442
Network O&S Co., Ltd.		32,330		11,815		31,576		5,515
5.	LOANS TO EMPLOYEES

Short-term and long-term loans to employees as of September 30, 2010 and December 31, 2009 are as follows (In millions of Korean won):

	September 30, 2010						December 31,
	Short-term		Long-term		Total		2009
Loans to employees’ stock ownership Association (Note)	~~W~~	10,605	~~W~~	35,936	~~W~~	46,541	~~W~~	58,198
Loans to employees for housing and other		9		1		10		45

Total	~~W~~	10,614	~~W~~	35,937	~~W~~	46,551	~~W~~	58,243

(Note)	The Company loaned the amount above to Employees’ Stock Ownership Association to help fund its employees’ acquisition of the Company’s treasury stocks. The loan will be repaid over a period of five years, beginning on the second anniversary of each loan date and will expire on December 25, 2014.

6.	PROPERTY AND EQUIPMENT

Property and equipment as of September 30, 2010 and December 31, 2009 are as follows (In millions of Korean won):

	Useful lives
	(years)	September 30, 2010		December 31, 2009
Land	—	~~W~~	409,921	~~W~~	416,732
Buildings and structures	30,15		1,576,522		1,577,119
Machinery	6		13,793,131		14,236,456
Vehicles	4		52,143		54,189
Other	4		1,187,104		1,004,183
Construction in progress	—		461,095		336,835

			17,479,946		17,625,514
Less: accumulated depreciation			(12,654,957)		(12,428,993)

Property and equipment, net		~~W~~	4,824,989	~~W~~	5,196,521

Details of change in property and equipment for the nine months ended September 30, 2010 and 2009 are as follows (In millions of Korean won):

	For the nine months ended September 30, 2010
	Beginning										Ending
	balance		Acquisition		Disposal		Transfer		Depreciation		balance
Land	~~W~~	416,732	~~W~~	109	~~W~~	(6,920)	~~W~~	—	~~W~~	—	~~W~~	409,921
Buildings and structures		1,011,127		1,688		(1,233)		33		(52,588)		959,027
Machinery		3,101,103		25,556		(3,679)		441,084		(1,026,523)		2,537,541
Vehicles		34,249		175		(111)		—		(2,979)		31,334
Other		296,476		516,728		(1,639)		(318,308)		(67,186)		426,071
Construction in progress		336,834		394,822		(27,869)		(242,692)		—		461,095

Total	~~W~~	5,196,521	~~W~~	939,078	~~W~~	(41,451)	~~W~~	(119,883)	~~W~~	(1,149,276)	~~W~~	4,824,989

	For the nine months ended September 30, 2009
					Business
	Beginning				acquisition								Ending
	balance		Acquisition		(Note)		Disposal		Transfer		Depreciation		balance
Land	~~W~~	447,088	~~W~~	8,519	~~W~~	3,939	~~W~~	(757)	~~W~~	529	~~W~~	—	~~W~~	459,318
Buildings and structures		1,012,226		2,152		66,626		(174)		821		(42,462)		1,039,189
Machinery		2,594,086		16,843		543,447		(2,608)		602,552		(904,208)		2,850,112
Vehicles		2,035		43		—		(49)		33,638		(1,108)		34,559
Other		361,205		645,701		206		(15,945)		(679,448)		(73,333)		238,386
Construction in progress		281,574		245,361		7,135		(3,290)		(42,614)		—		488,166

Total	~~W~~	4,698,214	~~W~~	918,619	~~W~~	621,353	~~W~~	(22,823)	~~W~~	(84,522)	~~W~~	(1,021,111)	~~W~~	5,109,730

(Note)	The Company acquired the leased line business from SK Networks Co., Ltd.

7.	INTANGIBLE ASSETS

Intangible assets as of September 30, 2010 and December 31, 2009 are as follows (In millions of Korean won):

	September 30, 2010						December 31, 2009
	Acquisition		Accumulated		Carrying		Acquisition		Accumulated		Carrying
	cost		amortization		amounts		cost		amortization		amounts
Goodwill	~~W~~	2,339,631	~~W~~	(1,128,320)	~~W~~	1,211,311	~~W~~	2,339,630	~~W~~	(1,031,208)	~~W~~	1,308,422
Frequency use rights		1,385,120		(745,279)		639,841		1,385,120		(657,880)		727,240
Software development costs		152,514		(143,578)		8,936		152,514		(139,986)		12,528
Computer software		1,474,113		(979,787)		494,326		1,345,927		(783,653)		562,274
Other		154,042		(100,153)		53,889		147,139		(91,667)		55,472

	~~W~~	5,505,420	~~W~~	(3,097,117)	~~W~~	2,408,303	~~W~~	5,370,330	~~W~~	(2,704,394)	~~W~~	2,665,936

Details of changes in intangible assets for the nine months ended September 30, 2010 and 2009 are as follows (In millions of Korean won):

	For the nine months ended September 30, 2010
	Beginning										Ending
	balance		Increase		Decrease		Transfer		Amortization		balance
Goodwill	~~W~~	1,308,422	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(97,111)	~~W~~	1,211,311
Frequency use rights		727,240		—		—		—		(87,399)		639,841
Software development costs		12,528		—		—		—		(3,592)		8,936
Computer software		562,274		16,869		(4,458)		116,437		(196,796)		494,326
Other		55,472		5,310		(22)		2,053		(8,924)		53,889

Total	~~W~~	2,665,936	~~W~~	22,179	~~W~~	(4,480)	~~W~~	118,490	~~W~~	(393,822)	~~W~~	2,408,303

	For the nine months ended September 30, 2009
					Business
	Beginning				acquisition								Ending
	balance		Increase		(Note)		Decrease		Transfer		Amortization		balance
Goodwill	~~W~~	1,439,366	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(97,410)	~~W~~	1,341,956
Frequency use rights		843,771		—		—		—		—		(87,399)		756,372
Software development costs		13,489		—		—		—		—		(3,337)		10,152
Computer software		588,254		7,882		6,540		(1,953)		84,923		(160,934)		524,712
Other		56,712		7,581		—		(1,813)		50		(7,931)		54,599

Total	~~W~~	2,941,592	~~W~~	15,463	~~W~~	6,540	~~W~~	(3,766)	~~W~~	84,973	~~W~~	(357,011)	~~W~~	2,687,791

(Note)	The Company acquired the leased line business from SK Networks Co., Ltd.

The book value as of September 30, 2010 and residual useful lives of major intangible assets are as follows (In millions of Korean won):

	Amount		Description	Residual useful lives
Goodwill	~~W~~	1,209,740	Goodwill related to acquisition	9 years
			of Shinsegi Telecomm, Inc.	and 6 months

IMT license		605,281	Frequency use rights relating to
			W-CDMA Service	(Note a)

WiBro license		30,481	WiBro Service	(Note b)

DMB license		4,079	DMB Service	5 years and 9 months

(Note a)	Amortization of the IMT license commenced when the Company started its commercial IMT 2000 service in December 2003, using the straight-line method over the estimated useful life (13 years) of the IMT license. License expires in December 2016.

In addition, the Company purchased W-CDMA frequency use right for ~~W~~102,432 million during May, 2010, which is recognized as construction in progress and will be amortized starting from its expected usable period in October 2010.

(Note b)	The Company purchased the WiBro license from MIC on March 30, 2005. The license period is seven years from the purchase date. Amortization of the WiBro license commenced when the Company started its commercial WiBro services on June 30, 2006 using the straight line basis over the remaining useful life.

8. BONDS PAYABLE
Bonds payable as of September 30, 2010 and December 31, 2009 are as follows (In millions of Korean won and thousands of foreign currency):

	Maturity	Annual interest	September		December
	Year	rate (%)	30, 2010		31, 2009
Domestic general bonds	2010	4.0	~~W~~	—	~~W~~	140,000
”	2010	6.77		50,000		50,000
”	2011	3.0		200,000		200,000
”	2013	4.0		200,000		200,000
”	2013	6.92		250,000		250,000
”	2014	5.0		200,000		200,000
”	2015	5.0		200,000		200,000
”	2016	5.0		200,000		200,000
”	2016	5.54		40,000		40,000
”	2016	5.92		230,000		230,000
”	2018	5.0		200,000		200,000
Dollar denominated bonds (US$ 300,000)	2011	4.25		342,600		350,280
Dollar denominated bonds (US$ 400,000)	2027	6.63		456,800		467,040
Yen denominated bonds (JPY 12,500,000)	2012	3-month Euro Yen LIBOR rate +0.55 (Note a)		170,418		157,852
Yen denominated bonds (JPY 5,000,000)	2012	3-month Euro Yen TIBOR rate +2.5 (Note b)		68,167		63,141
Yen denominated bonds (JPY 3,000,000)	2012	3-month Euro Yen LIBOR rate +2.5 (Note a)		40,900		37,885
Convertible bonds (US$ 332,528)	2014	1.75		437,673		437,673
Floating rate notes (US$ 150,000,000)	2010	3-month LIBOR rate +3.05 (Note c)		171,300		175,140
Floating rate notes (US$ 220,000,000)	2012	3-month LIBOR rate +3.15 (Note c)		251,240		256,872

Total				3,709,098		3,855,883
Less discounts on bonds				(51,229)		(61,227)
Less conversion right adjustments				(68,908)		(81,235)

Net				3,588,961		3,713,421
Less portion due within one year				(563,457)		(364,205)

Long-term portion			~~W~~	3,025,504	~~W~~	3,349,216

(Note a)	3-months Euro Yen LIBOR rate as of September 30, 2010 is 0.22%.

(Note b)	3-months Euro Yen TIBOR rate as of September 30, 2010 is 0.36%.

(Note c)	3-months LIBOR rate as of September 30, 2010 is 0.29%.
All of the above bonds will be paid in full at maturity.

On April 7, 2009, the Company issued convertible bonds with a maturity of five years in the principal amount of US$332,528,000 for US$326,397,463 with an initial conversion price of ~~W~~220,000 per share of the Company’s common stock, which was greater than market value at the date of issuance. The Company may redeem the principal amount after 3 years from the issuance date if the market price exceeds 130% of the conversion price during a predetermined period. On the other hand, the bond holders may redeem their notes at 100% of the principal amount on April 7, 2012 (3 years from the issuance date). The conversion right may be exercised during the period from May 18, 2009 to March 24, 2014 and the number of common shares to be converted as of September 30, 2010 is 2,090,996 shares.
Conversion of notes to common shares may be prohibited under the Telecommunications Law or other legal restrictions which restrains foreign governments, individuals and entities from owning more than 49% of the Company’s voting stock, if this 49% ownership limitation is violated due to the exercise of conversion rights. In this case, the Company will pay a bond holder as cash settlement determined at the average price of one day after a holder exercises its conversion right or the weighted average price for the following five or twenty business days. The Company intends to sell treasury shares held in trust by the Company that corresponds to the number of shares of common stock that would have been delivered in the absence of the 49% foreign shareholding restrictions. Unless either previously redeemed or converted, the notes are redeemable at 100% of the principal amount at maturity.
During the nine months ended September 30, 2010, no conversion was made.
9. LONG-TERM BORROWINGS
Long-term borrowings as of September 30, 2010 and December 31, 2009 are as follows (In millions of Korean won and thousands of U.S. dollars):

		Final	Annual interest	September		December
	Lender	maturity year	rate (%) (Note)	30, 2010		31, 2009
Long-term floating rate discount bill	Shinhan Bank	June 29, 2011	91 days CD yield + 0.25%	~~W~~	200,000	~~W~~	200,000
Long-term floating rate borrowings	KDB	July 28, 2011	91 days CD yield + 1.02%	~~W~~	100,000	~~W~~	100,000
”	Citibank	July 29, 2011	91 days CD yield + 1.20%	~~W~~	100,000	~~W~~	100,000
”	Nonghyup	July 30, 2011	91 days CD yield + 1.30%	~~W~~	100,000	~~W~~	100,000
”	Hana Bank	July 31, 2011	91 days CD yield + 1.50%	~~W~~	150,000	~~W~~	150,000
”	Nonghyup	August 12, 2011	91 days CD yield + 1.50%	~~W~~	50,000	~~W~~	50,000
”	Calyon Bank	October 10, 2013	6M LIBOR + 0.29%	US$	50,000	US$	50,000
”	DBS Bank	October 10, 2013	6M LIBOR + 0.29%	US$	25,000	US$	25,000
”	SMBC	October 10, 2013	6M LIBOR + 0.29%	US$	25,000	US$	25,000

				~~W~~	700,000	~~W~~	700,000
Total				US$	100,000	US$	100,000

Equivalent in Korean won				~~W~~	814,200	~~W~~	816,760
Less current portion					(700,000)		—

Long-term borrowings				~~W~~	114,200	~~W~~	816,760

(Note) At September 30, 2010, the 91 days CD yield and the 6M LIBOR rate are 2.66% and 0.46%, respectively.

10. CAPITAL STOCK AND CAPITAL SURPLUS
The Company’s capital stock consists entirely of common stock with a par value of ~~W~~500. The number of authorized and issued shares as of September 30, 2010 and December 31, 2009 are as follows:

	September 30, 2010	December 31, 2009
Authorized shares	220,000,000	220,000,000
Issued shares	80,745,711	80,745,711
Outstanding shares, net of treasury stock	71,404,925	72,344,999
Significant changes in capital stock and capital surplus for the nine months ended September 30, 2010 and for the year ended December 31, 2009 are as follows (In millions of Korean won except for share data):

	Number of shares			Additional paid in
	issued (Note)	Capital stock		capital
For the year ended December 31, 2009	80,745,711	~~W~~	44,639	~~W~~	2,915,887

For the nine months ended September 30, 2010	80,745,711	~~W~~	44,639	~~W~~	2,915,887

(Note)	During the year ended December 31, 2003, 2006 and 2009, the Company retired 7,002,235 shares, 1,083,000 shares and 448,000 shares, respectively, and reduced retained earnings before appropriations in accordance with Korean Commercial Laws. As a result, the total par value of outstanding capital stock does not agree to the capital balance of capital stock. In addition, there are no changes in capital stock for the nine months ended September 30, 2010 and the year ended December 31, 2009..
11. TREASURY STOCK
The Company acquired 940,074 shares of treasury stock for ~~W~~156,088 million from July 26, 2010 through September 30, 2010, in accordance with a resolution of the board of directors on July 22, 2010

12. INCOME TAX
a.	Details of income tax expense
Income tax expense for the three months and the nine months ended September 30, 2010 and 2009 consists of the following (In millions of Korean won):

	For the nine months ended September 30,
	2010		2009
Current	~~W~~	367,951	~~W~~	370,566
Changes in net deferred tax liabilities (note a)		(35,600)		(20,683)

Income tax expenses		332,351		349,883
Less six months ended June 30		(216,612)		(199,715)

Three months ended September 30	~~W~~	115,739	~~W~~	150,168

(Note a) Changes in net deferred tax liabilities for the nine months ended September 30, 2010 and 2009 are as follows (In millions of Korean won):

	For the nine months ended September 30,
	2010		2009
Ending balance of net deferred tax liabilities (assets)	~~W~~	(48,108)	~~W~~	126,821
Beginning balance of net deferred tax liabilities		(16,033)		(257,939)
Adjustment to the beginning net deferred tax liabilities based on tax return filed		18,479		5,319
Tax effect of temporary differences charged or credited directly to related components of stockholders’ equity		10,062		105,116

	~~W~~	(35,600)	~~W~~	(20,683)

b.	The following is a reconciliation between income tax expense and income before income tax expense for the nine months ended September 30, 2010 and 2009 (In millions of Korean won) :

	For the nine months ended September 30,
	2010		2009
Income before income tax	~~W~~	1,381,960	~~W~~	1,393,987

Income tax expense at statutory income tax rate (12.1% of taxable income less than ~~W~~200 million and 24.2% of taxable income exceeding ~~W~~200 million)		334,408		337,321
Differences (note)		(2,057)		12,562

Income tax expense	~~W~~	332,351	~~W~~	349,883

Effective tax rates		24.05%		25.10%

(Note) The differences between income tax computed using the statutory corporate income tax rates and the recorded income tax for the nine months ended September 30, 2010 and 2009 are as follows (In millions of Korean won):

	For the nine months ended September 30,
	2010		2009
Permanent difference	~~W~~	39,112	~~W~~	43,211
Changes in deferred income tax assets (liabilities) recognized related to equity method investment securities		(4,981)		31,337
Tax credit for investment		(19,790)		(62,406)
Other tax credits		(14,488)		(4,715)
Sur tax on exempted income		5,632		11,377
Tax refund for prior periods		(7,542)		(6,242)

	~~W~~	(2,057)	~~W~~	12,562

13. COMPREHENSIVE INCOME
Details of comprehensive income for the three months and nine months ended September 30, 2010 and 2009 are as follows (In millions of Korean won):
     For the three and nine months ended September 30, 2010

	For the				For the
	three months ended				nine months ended
	Profit and				Profit and
	loss effect		Tax effect		loss effect		Tax effect
Net income	~~W~~	363,883			~~W~~	1,049,609
Other comprehensive income (loss):
Unrealized loss on valuation of long-term investment securities, net		105,897	~~W~~	(30,582)		(36,608)	~~W~~	4,395
Equity in other comprehensive income of affiliates, net		(12,719)		450		4,651		(261)
Loss on valuation of currency swap, net		(7,203)		2,201		(6,309)		1,780
Gain on valuation of interest rate swap, net		2,059		(264)		2,415		(364)

Sub-total		88,034	~~W~~	(28,195)		(35,851)	~~W~~	5,550

Comprehensive income	~~W~~	451,917			~~W~~	1,013,758

For the three and nine months ended September 30, 2009

	For the three months ended				For the nine months ended
	Profit and loss				Profit and loss
	effect		Tax effect		effect		Tax effect
Net income	~~W~~	415,713			~~W~~	1,044,104
Other comprehensive income (loss):
Unrealized gain on valuation of long-term investment securities, net		77,502	~~W~~	(10,443)		267,199	~~W~~	(63,627)
Equity in capital adjustments of affiliates, net		(26,413)		7,536		(42,513)		4,345
Gain on valuation of currency swap, net		15,508		(4,374)		13,114		(3,699)
Gain on valuation of interest rate swap, net		6,280		(1,771)		13,703		(3,865)

Sub-total		72,877	~~W~~	(9,052)		251,503	~~W~~	(66,846)

Comprehensive income	~~W~~	488,590			~~W~~	1,295,607

14. NET INCOME PER SHARE
The Company’s net income per share amounts for the three months and nine months ended September 30, 2010 and 2009 is computed as follows (In millions of Korean won, except for per share income per share):
Net income per share

	For the				For the
	three months ended				nine months ended
	September		September		September		September
	30, 2010		30, 2009		30, 2010		30, 2009
Net income	~~W~~	363,883	~~W~~	415,713	~~W~~	1,049,609	~~W~~	1,044,104
Weighted average number of common shares outstanding		71,965,408		72,345,003		72,217,080		72,347,356

Net income per share	~~W~~	5,056	~~W~~	5,746	~~W~~	14,534	~~W~~	14,432

Net income and ordinary income per share for the year ended December 31, 2009 is ~~W~~17,808 and net income and ordinary income per share for the three months ended March 31, 2010 and 2009 is ~~W~~4,448 and ~~W~~4,378, respectively. In addition, net income and ordinary income per share for the three months ended June 30, 2010 and 2009 is ~~W~~5,031 and ~~W~~4,308, respectively.

The weighted average numbers of common shares outstanding for the three months and nine months ended September 30, 2010 and 2009 are calculated as follows:

	Number of	Weighted	Weighted
	shares	number of days	number of shares
For the three months ended September 30, 2010
Outstanding common stocks at January 1, 2010	80,745,711	92 / 92	80,745,711
Treasury stocks at January 1, 2010	(8,400,712)	92 / 92	(8,400,712)
Acquisition of treasury stock	(940,074)	37 / 92 (Note)	(379,591)

Total	71,404,925		71,965,408

For the nine months ended September 30, 2010
Outstanding common stocks at January 1, 2010	80,745,711	273 / 273	81,193,711
Treasury stocks at January 1, 2010	(8,400,712)	273 / 273	(8,707,696)
Acquisition of treasury stock	(940,074)	37 / 273 (Note)	(127,919)

Total	71,404,925		72,217,080

	Number of	Weighted	Weighted
	shares	number of days	number of shares
For the three months ended September 30, 2009
Outstanding common stocks at January 1, 2009	81,193,711	92 / 92	81,193,711
Treasury stocks at January 1, 2009	(8,707,696)	92 / 92	(8,707,696)
Disposal of treasury stock	(141,012)	92 / 92	(141,012)

Total	72,345,003		72,345,003

For the nine months ended September 30, 2009
Outstanding common stocks at January 1, 2009	81,193,711	273 / 273	81,193,711
Treasury stocks at January 1, 2009	(8,707,696)	273 / 273	(8,707,696)
Acquisition of treasury stock	(141,012)	268 / 273 (Note)	(138,659)

Total	72,345,003		72,347,356

(Note)	The Company acquired treasury stocks on many different dates, and weighted number of shares is calculated considering each transaction date.
Diluted net income and ordinary income per share amounts for the three months and nine months ended September 30, 2010 and 2009 is computed as follows (In millions of won, except for share data):
Diluted net income

	For the				For the
	three months ended				nine months ended
	September		September		September		September
	30, 2010		30, 2009		30, 2010		30, 2009
Adjusted net income	~~W~~	368,844	~~W~~	420,430	~~W~~	1,063,686	~~W~~	1,059,736
Adjusted weighted average number of common shares outstanding		74,056,404		74,344,999		74,308,076		74,375,396

Diluted net income per share	~~W~~	4,979	~~W~~	5,655	~~W~~	14,315	~~W~~	14,248

Diluted net income per share for the year ended December 31, 2009 is ~~W~~17,599 and diluted net income per share for the three months ended March 31, 2010 and 2009 is ~~W~~4,389 and ~~W~~4,335, respectively. Diluted net income per share for the three months ended June 30, 2010 and 2009 is ~~W~~4,947 and ~~W~~4,234, respectively.
Adjusted net income per share and the adjusted weighted average number of common shares outstanding for the three months and nine months ended September 30, 2010 and 2009 are calculated as follows:

	For the				For the
	three months ended				nine months ended
	September		September		September		September
	30, 2010		30, 2009		30, 2010		30, 2009
Net income	~~W~~	363,883	~~W~~	415,713	~~W~~	1,049,608	~~W~~	1,044,104
Effect of convertible bonds (Note)		4,962		4,718		14,077		15,632

Adjusted net income	~~W~~	368,844	~~W~~	420,431	~~W~~	1,063,686	~~W~~	1,059,736

Weighted average number of common shares outstanding		71,965,408		72,345,003		72,217,080		72,347,356
Effect of exchangeable bonds (Note)		2,090,996		1,999,996		2,090,996		2,028,040

Adjusted weighted average number of common shares outstanding		74,056,404		74,344,999		74,308,076		74,375,396

(Note)	The effect of exchangeable bonds increasing net income related to interest expenses that would not be incurred, and the increase in the weighted average number of common shares outstanding related to common shares that would be issued, if the conversion of convertible bonds was made on the beginning of the period.
15. RESTRICTED CASH AND CASH EQUIVALENTS
As of September 30, 2010, the Company has guarantee deposits restricted for checking accounts totaling ~~W~~19 million and deposits restricted for a charitable trust for small businesses in cooperation with SK Group amounting to ~~W~~50,000 million of which the due date is June 2, 2011 and for the public amounting to ~~W~~6,500 million of which the due date is May 4, 2011. In addition, the Company has guarantee deposits restricted for registration of electrical work business according to Electrical work Business Act amounting to ~~W~~50 million of which the due date is end of the electrical work business.

16. RELATED PARTY TRANSACTIONS
     As of September 30, 2010 and December 31, 2009, the parent company and subsidiaries of the Company are as follows:
     a. Holding company and subsidiaries

		Ownership
Type	Company	percentage (%)	Types of business
Ultimate parent company	SK C&C Co., Ltd.	31.8 (Note a)	Information technology and software production
Parent company	SK Holdings Co., Ltd.	23.2 (Note b)	Holding company
Subsidiary	SK Broadband Co., Ltd.	50.6	Internet website services and telecommunication service
”	SK Communications Co., Ltd.	64.8	Internet website services
”	SK Telink Co., Ltd.	90.8	Telecommunication service
”	PS&Marketing Corporation	100.0	Retail
”	PAXNet Co., Ltd.	59.7	Internet website services
”	F&U Credit Information Co., Ltd.	50.0	Credit and collection services
”	TU Media Corp.	44.2	Digital multimedia broadcasting service
”	Ntreev Soft Co., Ltd.	63.7	Game software production
”	Commerce Planet Co., Ltd.	100.0	Cosmetic wholesale
”	Loen Entertainment, Inc.	63.5	Release of music disc
”	SKT Vietnam PTE Ltd.	73.3	Telecommunication service
”	SKT Americas, Inc.	100.0	Telecommunication service
”	SK Telecom China Holdings Co., Ltd.	100.0	Equity investment (Holding company)
”	SK-KTB Music Investment Fund	74.2	Investment association
”	Stonebridge Cinema Fund	45.6	Investment association
”	SK Telecom Global Investment B.V.	100.0	Equity investment
”	SKY Property Mgmt. Ltd.	60.0	Equity investment
”	Benex Digital Cultural Contents Fund	19.9	Investment association
”	2nd Benex Focus Investment Fund	66.7	Investment association
”	K-net Culture & Contents Venture Fund	59.0	Investment association
”	Open Innovation Fund	98.5	Investment association
”	Service Ace Co., Ltd.	100.0	Customer center management service
”	Service Top Co., Ltd.	100.0	Customer center management service
”	Network O&S Co., Ltd.	100.0	Base station maintenance service
”	YTK Investment, Ltd.	100.0	Investment
”	SK I-Media Co., Ltd.	100.0 (Note c)	Game software production
”	Broadband media Co., Ltd.	100.0 (Note c)	Multimedia TV portal service
”	Broadband CS Co., Ltd.	100.0 (Note c)	Customer Q&A and Service
”	Benex Movie Investment Fund	46.6 (Note c)	Investment association
”	Shenzhen E-eye High Tech Co., Ltd.	65.5 (Note c)	GPS manufacturing and selling

(Note a)	The ownership percentage represents ultimate parent Company’s ownership over the parent company

(Note b)	The ownership percentage represents parent company’s ownership over the Company.

(Note c)	The ownership percentage represents subsidiaries’ ownership over their subsidiaries, in which the Company has no direct investment.

b. Transactions and balances with related parties
Significant related party transactions for the three months and nine months ended September 30, 2010 and 2009, and account balances as of September 30, 2010 and December 31, 2009 are as follows (In millions of Korean won):
b-(1) Transactions

	For three months ended September 30, 2010						For nine months ended September 30, 2010
	Purchases of		Commissions		Commissions		Purchases of		Commissions		Commissions
	property and		paid and		earned and		property and		paid and		earned and
	equipment		other expenses		other income		equipment		Other expenses		other income
Ultimate parent company:
SK C&C Co., Ltd.	~~W~~	59,757	~~W~~	70,300	~~W~~	2,773	~~W~~	89,672	~~W~~	189,924	~~W~~	7,731

Parent Company:
SK Holdings Co., Ltd.		49		6,178		333		118		18,504		723

Subsidiaries:
SK Broadband Co., Ltd.		10,928		49,144		19,768		10,928		108,569		51,102
SK Communications Co., Ltd.		—		9,404		2,889		229		14,446		8,231
SK Telink Co., Ltd.		—		4,821		10,376		—		13,237		31,342
PS&Marketing Corporation		—		80,523		556		1		242,322		1,551
F&U Credit Information Co., Ltd.		—		9,258		546		—		29,820		1,637
TU Media Corp.		—		23,707		6,372		—		71,863		19,257
Commerce Planet Co., Ltd.		60		28,685		2,730		3,486		78,199		6,651
Loen Entertainment, Inc		—		8,540		1,150		—		25,375		3,008
SKT Americas, Inc.		—		4,190		—		—		7,390		—
SK Telecom China Holdings		—		12,383		—		—		17,653		—
Service Ace Co., Ltd.		—		30,364		1,375		—		30,364		1,375
Service Top Co., Ltd.		—		28,637		1,260		—		28,637		1,260
Network O&S Co., Ltd.		—		22,105		488		—		22,105		488
Others		94		2,322		286		94		14,095		1,040

Equity Method Investees:
SK Marketing & Company Co., Ltd.		681		46,046		1,880		2,691		129,562		4,854
SK Wyverns Baseball Club Co., Ltd.		—		4,500		11		—		12,900		47
Others		—		1,447		—		—		6,280		—

Others:
SK Engineering & Construction Co., Ltd.		89,398		4,433		665		117,133		5,552		4,520
SK Networks Co., Ltd.		2,734		120,100		4,741		3,257		358,633		13,376
SK Networks Service Co., Ltd.		—		6,461		80		—		17,838		215
SK Telesys Co., Ltd.		89,890		1,303		138		176,760		3,757		940
Others		944		4,901		2,714		6,550		12,359		7,147

Total	~~W~~	254,535	~~W~~	579,752	~~W~~	61,131	~~W~~	410,919	~~W~~	1,459,384	~~W~~	166,495

	For three months ended September 30, 2009						For nine months ended September 30, 2009
	Purchases of		Commissions		Commissions		Purchases of		Commissions		Commissions
	property and		paid and		earned and		property and		paid and		earned and
	equipment		other expenses		other income		equipment		Other expenses		other income
Ultimate parent company:
SK C&C Co., Ltd.	~~W~~	42,072	~~W~~	72,655	~~W~~	671	~~W~~	83,417	~~W~~	188,507	~~W~~	3,189

Parent Company:
SK Holdings Co., Ltd.		—		5,902		142		—		18,086		406

Subsidiaries:
SK Broadband Co., Ltd.		—		13,802		13,413		—		33,072		40,767
SK Communications Co., Ltd.		30		3,676		1,849		30		11,988		5,675
SK Telink Co., Ltd.		99		3,583		9,474		99		10,327		26,082
PS&Marketing Co., Ltd.		—		75,724		408		—		131,356		598
F&U Credit Information Co., Ltd.		—		12,159		542		—		35,400		1,204
TU Media Corp.		508		31,958		8,915		719		69,146		27,278
Commerce Planet Co., Ltd.		643		14,257		1,402		1,343		46,478		2,678
Loen Entertainment, Inc		—		9,114		884		—		24,297		3,283
SK Telecom China Holdings		—		4,840		—		—		22,019		—
SKT Americas, Inc.		—		3,363		—		—		14,393		—
Others		9		10,373		2,077		9		22,141		3,339

Equity Method Investees:
SK Marketing & Company Co., Ltd.		1,516		34,953		923		1,516		92,649		3,074
SK Wyverns Baseball Club Co., Ltd.		—		4,000		62		—		15,414		243
Wave City Development Co. Ltd.		—		—		—		—		—		21,280
Others		—		1,577		170		—		6,940		615

Others:
SK Energy Co., Ltd.		—		282		992		—		828		2,650
SK Engineering & Construction Co., Ltd.		32,707		5,614		436		84,697		13,634		1,529
SK Networks Co., Ltd.		1,502,704		209,228		5,866		1,508,235		607,212		17,692
SK Networks Service Co., Ltd.		—		6,555		69		—		17,842		69
Innoace Co., Ltd.		7,597		5,398		51		12,129		10,772		169
SK Telesys Co., Ltd.		39,653		2,873		311		115,457		5,164		800
Others		2,848		9,051		1,757		6,419		26,620		4,532

Total	~~W~~	1,630,386	~~W~~	540,937	~~W~~	50,414	~~W~~	1,814,070	~~W~~	1,424,285	~~W~~	167,152

b-(2) Account balances

	As of September 30, 2010
											Guarantee
	Accounts		Short-term		Long-term		Guarantee		Accounts		deposits
	receivable		loans		loans		deposits		Payable		received
Ultimate parent company:
SK C&C Co., Ltd.	~~W~~	879	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	75,128	~~W~~	197

Parent Company:
SK Holdings Co., Ltd.		65		—		—		—		30		—

Subsidiaries:
SK Broadband Co., Ltd.		2,808		—		—		1,151		24,975		39,440
SK Communications Co., Ltd.		2,685		—		—		—		3,621		5,524
SK Telink Co., Ltd.		1,744		—		—		—		797		1,022
PS&Marketing Corporation		337		—		—		—		35,975		5,900
F&U Credit Information Co., Ltd.		44		—		—		—		3,893		—
TU Media Corp.		3,270		—		—		—		8,647		2,417
Commerce Planet Co., Ltd.		11,077		—		—		—		10,207		—
SKT Vietnam PTE Ltd		4,205		—		—		—		—		—
SK Telecom China Holdings		—		—		—		—		17,653		—
SKT Americas, Inc.		—		—		—		—		7,389		—
Service Ace Co., Ltd.		526		—		—		—		10,163		3,890
Service Top Co., Ltd.		636		—		—		—		8,810		3,942
Others		885		—		—		—		3,924		166

Equity Method Investees:
SK Marketing & Company Co., Ltd.		8,118		—		—		—		28,840		—
SK Wyverns Baseball Club Co., Ltd.		5		575		2,407		—		—		—
Wave City Development Co. Ltd.		38,412		—		—		—		—		—
Daehan Kanggun BcN Co., Ltd.		—		—		21,147		—		—		—
Others		—		—		—		—		6,126		—

Others:
SK Engineering & Construction Co., Ltd.		153		—		—		—		61,805		82
SK Networks Co., Ltd.		1,979		—		—		5,512		40,087		489
SK Telesys Co., Ltd.		63		—		—		—		35,106		—
M&Service,Co., Ltd.		1,408		—		—		—		1,825		—
Others		678		—		—		96		2,707		71

Total	~~W~~	79,977	~~W~~	575	~~W~~	23,554	~~W~~	6,759	~~W~~	387,708	~~W~~	63,140

	As of December 31, 2009
											Guarantee
	Accounts		Short-term		Long-term		Guarantee		Accounts		deposits
	receivable		loans		loans		Deposits		payable		received
Ultimate parent company:
SK C&C Co., Ltd.	~~W~~	758	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	89,318	~~W~~	—

Parent Company:
SK Holdings Co., Ltd.		248		—		—		—		1		—

Subsidiaries:
SK Broadband Co., Ltd.		2,356		—		—		1,216		374		5,114
SK Communications Co., Ltd.		1,785		—		—		—		12,738		5,524
SK Telink Co., Ltd.		797		—		—		—		700		1,023
PS&Marketing Co., Ltd.		159		—		—		—		32,400		5,084
F&U Credit Information Co., Ltd.		8		—		—		—		3,617		—
TU Media Corp.		4,051		—		—		—		114		2,709
IHQ, Inc.		51		—		—		—		—		—
Ntreev Soft Co., Ltd.		3,988		—		—		—		3,210		—
Commerce Planet Co., Ltd.		8,331		—		—		—		10,258		—
Loen Entertainment, Inc.		272		—		—		—		652		—
SKT Vietnam PTE Ltd.		3,835		—		—		—		—		—
SKT Americas, Inc.		—		—		—		—		5,567		—
SK Telecom China Holdings		—		—		—		—		8,500		—
Others		7		—		—		—		19		150

Equity Method Investees:
SK Marketing & Company Co., Ltd.		2,403		—		—		—		25,921		249
SK Wyverns Baseball Club Co., Ltd.		59		575		2,407		—		—		—
Wave City Development Co. Ltd.		38,412		—		—		—		—		—
Others		—		—		—		—		2,288		—

Others:
SK Energy Co., Ltd.		1,313		—		—		96		66		23
SK Engineering & Construction Co., Ltd.		182		—		—		—		991		82
SK Networks Co., Ltd.		890		—		—		112		109,900		1,256
SK Telesys Co., Ltd.		236		—		—		—		15,422		—
SK Networks Co., Ltd. Walkerhill		72		—		—		5,400		3,246		—
Others		1,036		—		—		—		5,425		—

Total	~~W~~	71,249	~~W~~	575	~~W~~	2,407	~~W~~	6,824	~~W~~	330,727	~~W~~	21,214

c. Compensation for the key management
The Company considers registered directors who have a substantial role and responsibility for planning, operating, and controlling of the business as key management. The considerations given to the key management for the three months and nine months ended September 30, 2010 and 2009 are as follows (In millions of Korean won):

	For the three months ended						For the nine months ended
	September 30, 2010						September 30, 2010
			Severance						Severance
Payee	Payroll		indemnities		Total		Payroll		indemnities		Total
8 Registered directors
(including outside directors)	~~W~~	358	~~W~~	74	~~W~~	432	~~W~~	2,651	~~W~~	517	~~W~~	3,169

	For the three months ended						For the nine months ended
	September 30, 2009						September 30, 2009
			Severance						Severance
Payee	Payroll		indemnities		Total		Payroll		indemnities		Total
7 Registered directors
(including outside directors)	~~W~~	271	~~W~~	18	~~W~~	289	~~W~~	1,227	~~W~~	53	~~W~~	1,280

17. INTERIM DIVIDENDS
In accordance with the resolution of the Company’s board of directors dated July 22, 2010, the Company declared and paid cash dividends during the three months ended September 30, 2010 based on outstanding number of common shares at June 30, 2010 as follows (In millions of Korean won except for per share data):

Number of shares
outstanding as of June 30, 2010	Par value per share		Dividend ratio	Dividends
72,344,999	~~W~~	500	200%	~~W~~	72,345
In accordance with the resolution of the Company’s board of directors dated July 23, 2009, the Company declared and paid cash dividends during the three months ended September 30, 2009 based on outstanding number of common shares at June 30, 2009 as follows (in millions of Korean won except for per share data):

Number of shares
outstanding as of June 30, 2009	Par value per share		Dividend ratio	Dividends
72,345,003	~~W~~	500	200%	~~W~~	72,345

18. PROVISION
a. Provision for point program
The Company, for its marketing purposes, grants Rainbow Points and Point Box Points (the “Points”) to its subscribers based on their usage of the Company’s services. Points’ provision was provided based on the historical usage experience and the Company’s marketing policy. Such provision was recorded as accrued expenses or other non-current liabilities in accordance with the expected points’ usage duration since balance sheet date.
Details of change in the provisions for such mileage points for the nine months ended September 30, 2010 and 2009 are as follows (In millions of Korean won):

	For the months ended September 30,
	2010		2009
Beginning balance	~~W~~	18,856	~~W~~	24,889
Increase		6,665		9,546
Decrease (used points)		(6,487)		(14,477)
Decrease (reversal of provision for mileage points)		—		—

Ending balance	~~W~~	19,034	~~W~~	19,958

Points expire after 5 years. The expected year when unused points as of September 30, 2010 are expected to be used and the respective estimated monetary amount to be paid in a given year are as follows (In millions of Korean won):

Expected usage	Estimated amount to be paid
for the year ended September 30,	in nominal value(Note)		Current value
2011	~~W~~	8,845	~~W~~	8,494
2012		5,365		4,948
2013		3,265		2,892
2014		1,996		1,698
2015		1,227		1,002

Ending balance	~~W~~	20,698	~~W~~	19,034

(Note) The above expected year of the usage and the current value of the estimated amount to be paid are estimated based on the historical usage experience.

b. Provision for handset subsidy
The Company provides provision for handset subsidies to be provided to the subscribers who purchase handsets on installment basis. Such provision was recorded as accrued expenses or other non-current liabilities in accordance with the expected points when the subsidies are paid. Details of change in the provisions for handset subsidies for the nine months ended September 30, 2010 and 2009 are as follows (In millions of Korean won):

	For the months ended September 30,
	2010		2009
Beginning balance	~~W~~	609,733	~~W~~	339,696
Increase (provision)		738,729		465,862
Decrease (subsidy payment)		(605,998)		(284,845)

Ending balance	~~W~~	742,464	~~W~~	520,713

The estimated monetary amount to be paid in a given year is as follows (In millions of Korean won):

Expected payment	Estimated amount to be paid
for the year ended September 30,	in nominal value		Present value
2011	~~W~~	677,101	~~W~~	664,230
2012		81,946		78,234

Ending balance	~~W~~	759,047	~~W~~	742,464

19. DERIVATIVE INSTRUMENTS
a. Currency swap contract to which the cash flow hedge accounting is applied
The Company has entered into a fixed-to-fixed cross currency swap contract with Citibank, BNP Paribas and Credit Suisse First Boston International to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds with face amounts totaling US$300,000,000 at annual fixed interest rate of 4.25% issued on April 1, 2004. As of September 30, 2010, in connection with unsettled foreign currency swap contract to which the cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ~~W~~2,515 million (net of tax effect totaling ~~W~~1,250 million and foreign exchange translation gain arising from unguaranteed U.S. dollar denominated bonds totaling ~~W~~2,115 million) is accounted for as accumulated other comprehensive loss.
In addition, the Company has entered into a floating-to-fixed cross currency swap contract with Credit Agricole Corporate & Investment bank to hedge the foreign currency risk and the interest rate risk of U.S. dollar denominated long-term borrowings with face amounts totaling US$100,000,000 borrowed on October 10, 2006. As of September 30, 2010, in connection with unsettled cross currency interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ~~W~~5,673 million (net of tax effect totaling ~~W~~1,158 million and foreign exchange translation loss arising from U.S. dollar denominated long-term borrowings totaling ~~W~~19,400 million) is accounted for as accumulated other comprehensive loss.
In addition, the Company has entered into a floating-to-fixed cross currency swap contract with

HSBC and SMBC Bank to hedge the foreign currency risk and the interest rate risk of unguaranteed Japanese yen denominated bonds with face amounts totaling JPY12,500,000,000 issued on November 13, 2007. As of September 30, 2010, in connection with unsettled cross currency interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to ~~W~~112 million (net of tax effect totaling ~~W~~1,495 million and foreign exchange translation loss arising from unguaranteed Japanese yen denominated bonds totaling ~~W~~66,367 million) is accounted for as accumulated other comprehensive income.
In addition, the Company has entered into a floating-to-fixed cross currency swap contract with DBS and Credit Agricole Corporate & Investment bank to hedge the foreign currency risk and the interest rate risk of U.S. dollar denominated notes with face amounts totaling US$150,000,000 borrowed on November 20, 2008. As of September 30, 2010, in connection with unsettled cross currency interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to ~~W~~4,991 million (net of tax effect totaling ~~W~~1,408 million and foreign exchange translation gain arising from U.S. dollar denominated bonds totaling ~~W~~45,794 million) is accounted for as accumulated other comprehensive income.
In addition, the Company has entered into a floating-to-fixed cross currency swap contract with Mizuho Corporate Bank to hedge the foreign currency risk and the interest rate risk of unguaranteed Japanese yen denominated bonds with face amounts totaling JPY3,000,000,000 issued on January 22, 2009. As of September 30, 2010, in connection with unsettled cross currency interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to ~~W~~2,123 million (net of tax effect totaling ~~W~~599 million and foreign exchange translation gain arising from unguaranteed Japanese yen denominated bonds totaling ~~W~~5,230 million) is accounted for as accumulated other comprehensive income.
In addition, the Company has entered into a floating-to-fixed cross currency swap contract with Bank of Tokyo-Misuboshi Bank to hedge the foreign currency risk and the interest rate risk of unguaranteed Japanese yen denominated bonds with face amounts totaling JPY5,000,000,000 issued on March 5, 2009. As of September 30, 2010, in connection with unsettled cross currency interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to ~~W~~619 million (net of tax effect totaling ~~W~~175 million and foreign exchange translation gain arising from unguaranteed Japanese yen denominated bonds totaling ~~W~~10,444 million) is accounted for as accumulated other comprehensive income.
In addition, the Company has entered into fixed-to-fixed cross currency swap contract with Morgan Stanley Bank and five other banks to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds with face amounts totaling US$400,000,000 issued on July 20, 2007 and entered into cash flow hedge accounting since May 12, 2010. In connection with unsettled foreign currency swap contract to which the hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to ~~W~~549 million (net of tax effect totaling ~~W~~155 million and foreign exchange translation gain arising from U.S. dollar denominated bonds totaling ~~W~~709 million) is accounted for as accumulated other comprehensive income. And the related loss on valuation of currency swap incurred before applying the hedge accounting of ~~W~~17,528 million and ~~W~~66,001 million for the six months ended September 30, 2010 and 2009, respectively, is charged to current operations.

b. Interest rate swap contract to which the cash flow hedge accounting is applied
The Company has entered into a floating-to-fixed interest rate swap contract with Nonghyup Bank and other two banks to hedge the interest rate risk of long-term floating rate borrowings with face amounts totaling ~~W~~500,000 million borrowed from July 28, 2008 to August 12, 2011. As of September 30, 2010, in connection with unsettled interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ~~W~~8,517 million (net of tax effect totaling ~~W~~2,719 million) is accounted for as accumulated other comprehensive loss.
c. Interest rate swap contract to which the hedge accounting is not applied
The Company has entered into a floating-to-fixed interest rate swap contract with DBS and Calyon Bank the interest rate risk of floating rate U.S. dollar denominated bonds with face amounts totaling US$220,000,000 issued on April 29, 2009. In connection with unsettled interest rate swap contract to which the hedge accounting is not applied, loss on valuation of interest rate swap of ~~W~~3,279 million and ~~W~~4,123 million for the six months ended September 30, 2010 and 2009, respectively, is charged to current operations.
As of September 30, 2010, fair values of above derivatives recorded in assets or liabilities and details of derivative instruments are as follows (In thousands of U.S. dollars, Japanese yen, Ringgit Malaysia and millions of Korean won):

					Fair value
					Designated
				Duration	as cash		Not
Type	Hedged item	Amount		of contract	flow hedge		designated		Total
Non-current assets:
Floating-to-fixed cross currency interest rate swap	U.S. dollar denominated long-term borrowings	US$	100,000	Oct 10, 2006 ~ Oct 10, 2013	~~W~~	12,569	~~W~~	—	~~W~~	12,569
Fix-to-fixed cross currency swap	U.S. dollar denominated Bonds	US$	400,000	Jul. 20, 2007 ~ Jul. 20, 2027		(5)		129,806		129,801
Floating-to-fixed cross currency interest rate swap	Japanese yen denominated bonds	JPY12,500,000		Nov. 13, 2007 ~ Nov. 13, 2012		64,984		—		64,984

Total assets					~~W~~	77,548	~~W~~	129,806	~~W~~	207,354

Current liabilities:
Floating-to-fixed cross currency interest rate swap	U.S. dollar denominated Bonds	US$	150,000	Nov 20, 2008 ~ Nov 20, 2010	~~W~~	39,395	~~W~~	—	~~W~~	39,395
Fix-to-fixed cross currency swap	U.S. dollar denominated Bonds	US$	300,000	Mar. 23, 2004 ~ March. 31, 2011		5,880		—		5,880
Floating-to-fixed interest rate swap	Long-term borrowings	~~W~~	500,000	July 28, 2008 ~ August 12, 2011		11,237		—		11,237

Non-current liabilities:

Floating-to-fixed cross currency interest rate swap	Japanese yen denominated bonds	JPY3,000,000		Jan. 22, 2009 ~ Jan. 22, 2012		2,509		—		2,509
Floating-to-fixed cross currency interest rate swap	Japanese yen denominated bonds	JPY5,000,000		Mar. 5, 2009 ~ Mar. 5, 2012		9,650		—		9,650
Floating-to-fixed interest rate swap	Long-term borrowings	US$	220,000	April 29, 2009 ~ April 29, 2012		—		6,650		6,650

Total liabilities					~~W~~	68,671	~~W~~	6,650	~~W~~	75,321

20.	RECLASSIFICATION IN THE PRIOR YEAR’S FINANCIAL STATEMENTS

For the purpose of improving the quality of reporting, certain reclassification have been made in the prior year’s financial statements to conform to the classifications used in the current year. The reclassification of prior year’s financial statements had no impact on equity or net income.
21.	SUBSEQUENT EVENTS

On October 8, 2010, the board of directors of the Company resolved to dispose its investment in common stock of SK C&C Co., Ltd. through over-the-counter and the Company is expected to sell 4,500,000 shares of the stock for ~~W~~203,350 million applying the price of 83,000 per common share. As a result, the Company’s ownership for SK C&C Co., Ltd. will decrease to 4.1% from 9%.
22.	K-IFRS ADOPTION PLAN AND STATUS

In accordance with IFRS adoption roadmap released by the Financial Supervisory Commission in March 2007, the Company is required to prepare financial statements under K-IFRS from fiscal year of 2011. In April 2008, the Company set up a task force for the adoption and hired outside consulting firm to evaluate the impact that K-IFRS may have on the Company’s financial statements as well as to educate the applicable employees.

At September 30, 2010, the Company is currently performing its analysis on the major GAAP differences between K-IFRS and the Company’s accounting policy, setting up action plan to decide the Company’s accounting policy under K-IFRS and changing operating procedures to coincide with K-IFRS.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd. (Registrant)
By:	/s/ Tae Jin Park
(Signature)
	Name:	Tae Jin Park
	Title:	Senior Vice President

Date: December 15, 2010